UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2026
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

1Q26

Excellent results

Net attributable profit **€2,989Mn**

Dynamism of activity, which drives the growth of net interest income

Lending activity[1]	Net interest income
+17.0%	**+20.2%**
vs. Mar-25	vs. 1Q25

Note: Variations at constant exchange rates.

Shareholder value creation and outstanding profitability and efficiency metrics

TBV + Dividends[2] **+18.1%** vs. Mar-25

ROTE	ROE	Efficiency ratio
21.7%	**20.7%**	**38.0%**

Sound asset quality metrics

Cost of Risk	NPL ratio	NPL coverage ratio
1.54%	**2.6%**	**86%**
1Q26	Mar-26	Mar-26

Solid capital position above the target

CET1 Ratio

12.83%

Minimum capital requirement
8.98%[3]
Target range
11.5 - 12.0%
Mar-26

IA Transformation Strategy

THE 8

- ROBOT 1 — **Personal Advisor** for every client
- ROBOT 2 — **AI for the Banker** - relationship manager companion
- ROBOT 3 — **Risk**
- ROBOT 4 — **Operations & Processes**
- ROBOT 5 — **Software development**
- ROBOT 6 — **Connected employees**
- PILLAR 7 — **"Data-rich" company**
- PILLAR 8 — **AI Architecture & Tech Capabilities**

Sustainable business

Channeled 2025 - 1Q26

€170Bn

Target 2025-2029

€700Bn

Sustainable business channeling target set for the 2025-2029 period.

(1) Performing loans under management excluding repos.
(2) Excluding share buybacks executed in the past year (hereinafter, SBB).
(3) Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of December 31, 2025.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.2

January - March 2026 Report
Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	31-03-26	∆ %	31-03-25	31-12-25
Balance sheet (millions of euros)
Total assets	894,267	15.7	772,863	859,576
Loans and advances to customers (gross)	491,614	14.7	428,673	472,697
Deposits from customers	505,059	10.8	455,708	502,501
Total customer funds	733,235	12.3	652,721	726,866
Total equity	60,804	2.6	59,264	61,798
Income statement (millions of euros)
Net interest income	7,537	17.8	6,398	26,280
Gross income	10,652	14.2	9,324	36,931
Operating income	6,604	14.6	5,762	22,599
Net attributable profit (loss)	2,989	10.8	2,698	10,511
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,634	(2.2)	5,763	5,709
Share price (euros)	18.25	45.4	12.55	20.05
Adjusted earnings (loss) per share (euros) ⁽¹⁾	0.51	13.6	0.45	1.78
Earnings (loss) per share (euros) ⁽¹⁾	0.51	12.5	0.45	1.76
Book value per share (euros) ⁽¹⁾	10.10	5.4	9.58	10.19
Tangible book value per share (euros) ⁽¹⁾	9.57	4.6	9.14	9.69
Market capitalization (millions of euros)	102,821	n.s.	72,300	114,465
Profitability and efficiency ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾	20.7		19.3	18.4
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾	21.7		20.2	19.3
RORC (net attributable profit (loss)/average regulatory capital) ⁽¹⁾	23.7		21.9	21.1
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾	1.4		1.5	1.4
RORWA (profit (loss) for the period / average risk-weighted assets - RWA) ⁽¹⁾	3.2		2.9	2.8
Efficiency ratio ⁽¹⁾	38.0		38.2	38.8
Credit risk indicators (%)
Cost of risk ⁽¹⁾	1.54		1.30	1.39
NPL ratio ⁽¹⁾	2.6		2.9	2.7
NPL coverage ratio ⁽¹⁾	86		82	85
Capital adequacy ratios (%) ⁽²⁾
CET1 ratio	12.83		13.09	12.70
Tier 1 ratio	14.20		14.53	14.08
Total capital ratio	17.30		17.55	17.21
Other information
Number of active customers (million) ⁽³⁾	82.0	5.3	77.8	81.3
Number of shareholders ⁽⁴⁾	660,942	(4.3)	690,635	657,193
Number of employees	126,877	1.7	124,741	127,174
Number of branches	5,565	(2.9)	5,733	5,642
Number of ATMs	30,768	0.9	30,484	31,015
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
⁽²⁾ Preliminary data as of 31-03-2026.
⁽³⁾ 2025 data has been revised due to the homogenization of computation criteria in the different countries or changes in the origin of information provisioning, which would include the reorganization of the active client databases.

⁽⁴⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.3

January - March 2026 Report

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.4

January - March 2026 Report
Highlights
2025-2029 Strategic Plan
In the first quarter of 2026, the BBVA Group has continued to make significant progress in the execution of its 2025-2029
Strategic Plan, which aims to establish a new axis of differentiation by radically incorporating the customer perspective, as well as driving and strengthening the Group's commitment to growth and value creation. Thus, in mid-2025, the Group presented its financial objectives for the period 2025-2028, which are part of the strategic plan presented at the beginning of that same year.
BBVA continues to focus on innovation as a key driver for achieving these goals and continuing to lead the transformation of the sector. Thanks to artificial intelligence and next-generation technologies, the Group amplifies its positive impact on customers, helping them make the best decisions.
Results and business activity
In this context, the BBVA Group achieved a cumulative result of €2,989 million by the end of the first quarter in 2026, representing an increase of 10.8% over the previous year, supported by the strong performance of recurring revenues from the banking business If the exchange rates variation is excluded, this growth increases to 14.1% favored by the solid evolution in gross income, which increased by 18.3% in constant terms, with a growth rate that is higher than that of operating expenses (+17.5% at constant exchange rates, impacted by an environment of still high inflation). As a result of this evolution, the efficiency ratio stood at 38.0%
as of March 31, 2026, which represents an improvement of 24 basis points compared to the ratio as of March 31, 2025.
The provisions for impairment on financial assets increased by 35.0% compared to the balances as of March 31, 2025 at constant exchange rates, with a generalized increase across all business areas in a context of lending growth.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.5

January - March 2026 Report
During the first quarter of 2026, loans and advances to customers increased by 4.0%, driven by the dynamism of the wholesale segment. Of particular note within this segment was the higher volume of loans to business, which grew by 5.2% at the Group level. Loans to individuals increased by 2.2%, with consumer loans showing greater dynamism, followed by mortgages.
Customer funds registered an increase of 0.9% so far this year, with slight growth in customer base deposits of 0.5% at the Group level, and 1.5% in off-balance sheet funds.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2025)

+4.0%
+0.9%
Loans and advances to customers (1)
Customer funds

(1) The growth of non-performing loans and advances to customers under management (excluding repos) stands at 4.6%.
Business areas
According to the accumulated results of the business areas by the end of March 2026, in each of them it is worth mentioning:
–Spain generated a net attributable profit of €1,095 million, that is, 8.1% above the result achieved in the same period of
2025, driven by the evolution of recurring revenues and net trading income (hereinafter NTI).
–BBVA Mexico achieved a net attributable profit of €1,453 million, which represents a year-on-year growth of 4.5%, excluding the impact of the evolution of the Mexican peso, explained mainly by the favorable evolution of net interest income and driven by the rest of components of gross income.
–Turkey reached a net attributable profit of €263 million during the first quarter of 2026, with a year-on-year growth of
66.1%, as a result mainly of the good performance of recurring income from the banking business (net interest income and fees).
–South America generated a net attributable profit of €249 million in the first quarter of 2026, which represents a year-on-
year growth of 16.3%, favored mainly by the improvement in net attributable profit in Colombia.
–Rest of Business achieved a net attributable profit of €236 million, 36.0% higher than in the same period of the previous year excluding the impact of currency evolution, favored by the evolution of the recurring revenues and the NTI.
The Corporate Center recorded in the first quarter of 2026 a net attributable loss of €305 million.
1 The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.
2 As of March 31, 2026, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
3 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of December 31, 2025.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.6

January - March 2026 Report
Lastly, and for a better understanding of the Group's activity and results, supplementary information is provided below for the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €1,083 million1. Excluding the impact of currency fluctuations, this result represents a 24.2% increase over the previous year, which reflects again the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+10.8%

NET ATTRIBUTABLE PROFIT BREAKDOWN ⁽¹⁾ (PERCENTAGE. 1Q26)

Spain
Mexico
Turkey
South America
Rest of Business
7.2
7.6
8.0
33.2
44.1

⁽¹⁾ Excludes the Corporate Center.
Solvency
The BBVA Group's CET12 ratio stood at 12.83% as of March 31, 2026, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (8.98%3), and is also above the Group's target management range of 11.5% - 12.0%
of CET1.
4 The Goal 2029 includes the channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable, or promoting sustainability and/or the transition, in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the
Social Bond Principles, the Climate Transition Finance Handbook and Climate Transition Bond Guidelines and the Sustainability Linked Bond Principles of the
International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles, Guide to Transition Loans and the Sustainability Linked Loan
Principles of the Loan Market Association, and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.7

January - March 2026 Report
Sustainability
BBVA is driving sustainability as a differential growth engine. Within the framework of its ambitious target of channeling €700 billion into sustainable business for the 2025–2029 period4, the BBVA Group has channeled approximately €36 billion in the first three months of 2026, bringing the cumulative total to €170 billion since the announcement of this new target.
SUSTAINABLE BUSINESS CHANNELING 2025–MARCH 2026

	Customer segment			Total	%
Scope of activity (€Bn)	Corporates	Enterprises	Retail
Environmental	16	10	2	27	76%
Social	2	3	3	9	24%
Total	18	13	5	36	100%
(1) Generally, the criterion used for distributing pipelines by geography is the location of the corresponding operation's registration. However, there are certain exceptions when several geographies are involved in the operation.
(2) In cases where data granularity does not allow for a direct attribution between the scope of activity, internal estimation models based on the best available information are applied. For reporting purposes, the “Environment” category integrates activities related to climate change and natural capital.
(3) The amounts indicated have been rounded; therefore, the amounts or variations shown may not be the exact arithmetic sum of the figures that precede them.
5 For further information, please refer to the "Share buyback programs" section in the "Capital and shareholders" chapter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.8

January - March 2026 Report
Shareholder remuneration
Regarding shareholder remuneration, the Annual General Shareholders´ Meeting of BBVA held on March 20, 2026, approved, under item 1.3 of the Agenda, a cash distribution against the 2025 results as a final dividend for the 2025 financial year, for an amount equal to €0.60 gross per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10,
2026. Thus, the total amount of cash distributions for the 2025 financial year, taking into account that in November 2025 a gross amount of €0.32 per share was distributed, stood at €0.92 gross per share.
Total shareholder policy contemplates that cash distributions may be combined with share buybacks, all subject to the authorization and approvals applicable at any given time5.
Other highlights
On March 28, 2026, it was announced that Türkiye Garanti Bankası A.Ş. (“Garanti BBVA") had reached an agreement with
Raiffeisen Bank SA —the Romanian subsidiary of the Austrian bank Raiffeisen Bank International AG (RBI)— to sell 100% of
Garanti BBVA’s subsidiaries in Romania. As a result of the above, all the balance sheet items of Garanti Bank SA, Motoractive IFN
SA and Motoractive Multiservices SRL have been reclassified into the category of "Non-current assets (liabilities) and disposal groups classified as held for sale" (hereinafter NCA&L) in the Group's consolidated balance sheet as of March 31, 2026. The closing of the transaction is expected during the fourth quarter of 2026, once the regulatory authorizations from the competent authorities have been received.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.9

January - March 2026 Report
Macroeconomic environment
The global economy has shown greater strength than expected during the last months of 2025 given the high levels of uncertainty, trade and geopolitical tensions, and the migration restrictions of the United States administration. The negative effects of protectionist policies and high geopolitical instability would have been mitigated by lower effective tariffs than initially announced, fiscal stimulus and the strong growth in investment in artificial intelligence, particularly in the United States. The expansionary nature of the monetary policy of the Federal Reserve (hereinafter, the Fed), the moderate inflation, and contained energy prices would have also supported global activity.
The conflict in Iran has once again raised uncertainty and geopolitical risk, and has significantly driven up oil and gas prices. Under the assumption that the conflict is resolved in a reasonable short period and tensions in the energy and financial markets progressively moderate, BBVA Research forecasts global growth to stand at 3.2% in 2026, the same figure as in 2025. This expectation of a certain resilience in global activity rests, in part, on the upward revision of the expected growth for the United
States by six tenths to 2.5% (in 2025, growth was 2.1%) due to the strong increase in investment in artificial intelligence. In the case of the Eurozone, the forecast of a gradual deceleration in activity is maintained: compared to GDP growth of 1.5% in 2025, in
2026 it could be 1.1%, in a context where the impact of tariffs, political instability in some countries in the bloc, and the rise in energy prices could be partially offset by increased spending on defense and infrastructure. The growth expected for China also remains unchanged: GDP growth in 2026 could stand at 4.5%, compared to 5% in 2025.
It is foreseeable that the rise in tariffs, the strength of demand, and the recent tensions in fuel prices will keep inflation in the United
States at around 3% for much of 2026, limiting the Fed's scope for interest rate cuts. Following the cuts in 2025, which brought the benchmark rate to 3.75%, BBVA Research forecasts two additional rate cuts to 3.25%, conditioned, in any case, on the duration of the conflict in Iran and its impact on prices. In the Eurozone, the ECB is expected to keep the deposit facility interest rate unchanged (at 2%) if inflationary pressures subside once the crisis in the Middle East is contained (the headline rate could remain above 2% throughout 2026). In China, monetary conditions are likely to continue to ease given the current context of very low inflation in which it finds itself.
The balance of risks for the global economy remains weighted to the downside, with growing uncertainty following the outbreak of the conflict between the United States, Israel, and Iran. In addition to protectionist measures in trade and immigration, and the structural challenges facing Europe and China, negative factors include increased geopolitical tensions (potential interventions of the United States in Latin America, the Middle East or Greenland) and uncertainty regarding the Fed's independence and its potential impact on financial markets. A sharp increase in the prices of oil, gas, and energy-intensive goods, derived from an escalation of tensions in the Middle East, emerges as a significant source of risk. On a positive note, however, it is worth mentioning the boost in investment in artificial intelligence and its medium-term effect on the productivity of economies that promote its adoption.

GDP GROWTH ESTIMATES IN 2026 (PERCENTAGE. YEAR-ON- YEAR VARIATION)
Source: BBVA Research estimates.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.10

January - March 2026 Report
Group
Results
The BBVA Group achieved a cumulative result of €2,989 million by the end of the first quarter in 2026, representing an increase of
10.8% over the same period last year, supported by the strong performance of recurring revenues from the banking business. If the exchange rates variation is excluded, this growth increases to 14.1%.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			∆ % at constant
	1Q26	∆ %	exchange rates	1Q25
Net interest income	7,537	17.8	20.2	6,398
Net fees and commissions	2,256	9.5	15.5	2,060
Net trading income	915	(3.4)	1.1	948
Other operating income and expenses	(56)	(31.3)	(54.7)	(82)
Gross income	10,652	14.2	18.3	9,324
Operating expenses	(4,049)	13.7	17.5	(3,562)
Personnel expenses	(2,201)	15.8	20.1	(1,901)
Other administrative expenses	(1,430)	11.4	15.6	(1,283)
Depreciation	(418)	10.4	11.1	(378)
Operating income	6,604	14.6	18.7	5,762
Impairment on financial assets not measured at fair value through profit or loss	(1,820)	31.4	35.0	(1,385)
Provisions or reversal of provisions	(64)	26.2	28.3	(51)
Other gains (losses)	2	(90.2)	(89.7)	22
Profit (loss) before tax	4,722	8.6	12.8	4,348
Income tax	(1,534)	4.6	8.4	(1,466)
Profit (loss) for the period	3,189	10.6	15.1	2,882
Non-controlling interests	(199)	8.1	32.8	(184)
Net attributable profit (loss)	2,989	10.8	14.1	2,698
Adjusted earnings (loss) per share (euros) ⁽¹⁾	0.51			0.45
Earnings (loss) per share (euros) ⁽¹⁾	0.51			0.45
⁽¹⁾ For more information, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.11

January - March 2026 Report

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

2026		2025
	1Q	4Q	3Q	2Q	1Q
Net interest income	7,537	7,034	6,640	6,208	6,398
Net fees and commissions	2,256	2,145	2,060	1,951	2,060
Net trading income	915	694	531	484	948
Other operating income and expenses	(56)	(78)	(128)	67	(82)
Gross income	10,652	9,795	9,102	8,710	9,324
Operating expenses	(4,049)	(3,971)	(3,574)	(3,224)	(3,562)
Personnel expenses	(2,201)	(2,181)	(1,899)	(1,792)	(1,901)
Other administrative expenses	(1,430)	(1,398)	(1,296)	(1,062)	(1,283)
Depreciation	(418)	(393)	(379)	(370)	(378)
Operating income	6,604	5,823	5,528	5,485	5,762
Impairment on financial assets not measured at fair value through profit or loss	(1,820)	(1,745)	(1,567)	(1,377)	(1,385)
Provisions or reversal of provisions	(64)	(140)	(99)	(82)	(51)
Other gains (losses)	2	(4)	6	50	22
Profit (loss) before tax	4,722	3,934	3,868	4,076	4,348
Income tax	(1,534)	(1,269)	(1,206)	(1,160)	(1,466)
Profit (loss) for the period	3,189	2,665	2,662	2,916	2,882
Non-controlling interests	(199)	(132)	(132)	(167)	(184)
Net attributable profit (loss)	2,989	2,533	2,531	2,749	2,698
Adjusted earnings (loss) per share (euros) ⁽¹⁾	0.51	0.43	0.42	0.46	0.45
Earnings (loss) per share (euros) ⁽¹⁾	0.51	0.42	0.42	0.46	0.45
⁽¹⁾ For more information, see Alternative Performance Measures at this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods presented in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
The accumulated net interest income as of the end of the first quarter of 2026 was 20.2% higher than in the same period of the previous year, mainly driven by growth in Turkey, South America, and Mexico. Moreover, net interest income over average total assets has shown a favorable evolution over the last few quarters, reflecting greater efficiency in the management of the traditional banking business. The growing trend shown by this indicator in 2025 continued into the first quarter of 2026, demonstrating the bank's capacity to generate solid interest income.
Likewise, net fees and commissions experienced a year-on-year growth of 15.5%, with an increase in this line in Turkey much higher than in the rest of business areas. By type, fees from payment methods stood out, and to a lesser extent, asset management fees.
As a result of this favorable evolution of the net interest income and net fees and commissions, the combined total of these two,
i.e., recurring banking business revenues, grew by 19.1% compared to the first three months of 2025.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.12

January - March 2026 Report

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+19.1%	(1)

8,458
8,159
8,700
9,178
9,793
8,225
8,538
9,099
9,560
9,793
1Q25
2Q25
3Q25
4Q25
1Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +15.8%.
The NTI showed a favorable performance (+1.1% at the end of March 2026), with a positive year-on-year growth in Mexico, Rest of
Business, Spain and Turkey, partially offset by unfavorable trends in South America and, especially, the Corporate Center.
The other operating income and expenses line accumulated, as of March 31, 2026, an improved result compared to the same period of the previous year. This is largely due to better results in the insurance business, which offset a more negative impact derived from hyperinflation in the first quarter of 2026, compared to the same period in 2025.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+18.3%	(1)

9,324
8,710
9,102
9,795
10,652
9,007
9,159
9,541
10,211
10,652
1Q25
2Q25
3Q25
4Q25
1Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +14.2%.

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+17.5%	(1)

3,562
3,224
3,574
3,971
4,049
3,445
3,365
3,727
4,115
4,049
1Q25
2Q25
3Q25
4Q25
1Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +13.7%.
Thanks to the solid evolution in gross income, which increased by 18.3%, above the rate of growth in operating expenses (+17.5%), the efficiency ratio stood at 38.0% as of March 31, 2026, which represents an improvement of 24 basis points compared to the ratio as of March 31, 2025, at constant exchange rates. The year-on-year growth in operating expenses stems from both higher other administrative expenses (mainly in technology) and personnel expenses, the latter including the impact of voluntary redundancies in the first quarter of 2026.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.13

January - March 2026 Report

EFFICIENCY RATIO (PERCENTAGE)

-24
Basis points

38.8
38.2
38.6
38.3
38.0
38.0
1Q25
2025
1Q26
At current exchange rates
At constant exchange rates

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+18.7%	(1)

5,762
5,485
5,528
5,823
6,604
5,561
5,794
5,814
6,096
6,604
1Q25
2Q25
3Q25
4Q25
1Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +14.6%.
The impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) stood at the end of March 2026 at 35.0% higher than in the same period of the previous year, in a context of activity growth, although it remained virtually unchanged compared to the previous quarter. This evolution is largely explained by the higher provisions made in Turkey and Mexico, although all areas registered an increase in the level of loan-loss provisions.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+35.0%	(1)

1,385
1,377
1,567
1,745
1,820
1,348
1,470
1,645
1,825
1,820
1Q25
2Q25
3Q25
4Q25
1Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +31.4%.
The provisions or reversal of provisions line (hereinafter provisions) registered at the end of March 31, 2026 higher provisions
(+28.3% year-on-year), with growth mainly in South America and Turkey.
On the other hand, the other gains (losses) line ended in the first quarter of 2026 89.7% lower than the same period in 2025.
Income tax includes the accrual for the first quarter of 2026 corresponding to the new tax on net interest income and net fees and commissions in Spain which amounts to approximately €81 million, in line with the €85 million accrued in the first quarter of 2025.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.14

January - March 2026 Report
As a result of the above, the BBVA Group reached a net attributable profit of €2,989 million accumulated at the end of the first quarter of 2026, showing growth of 14.1% compared to the same period of the previous year. This solid result is based on the strength of the net interest income, which offsets the increase in operating expenses and the provisions for impairment losses on financial assets.
The net attributable profits, in millions of euros and accumulated at the end of March 2026, for the business areas that compose the Group were as follows: 1,095 in Spain, 1,453 in Mexico, 263 in Turkey, 249 in South America and 236 in Rest of Business.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+14.1%	(1)

2,698
2,749
2,531
2,533
2,989
2,620
2,892
2,657
2,647
2,989
1Q25
2Q25
3Q25
4Q25
1Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +10.8%.
The Group's excellent performance has also allowed it to continue generating value, as is reflected in the growth of the tangible book value per share and dividends, which at the end of March 2026 was 14.7% higher than at the same period of the previous year.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)

+14.7%

+18.1%
ex-SBB

9.14
9.43
9.87
0.32
9.55
10.01
0.32
9.69
10.49
0.92
9.57
Mar.25
Jun.25
Sep.25
Dec.25
Mar.26
Dividends
Tangible book value

General note: Replenishing dividends paid in the period. For more information, see Alternative Performance Measures at this report.

EARNINGS (LOSS) PER SHARE (EUROS)

+12.5%	⁽¹⁾

0.45
0.46
0.42
0.42
0.51
0.45
0.46
0.42
0.43
0.51
1Q25
2Q25
3Q25
4Q25
1Q26
Adjusted EPS
EPS

General note: Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at this report.
⁽¹⁾ The year-on-year variation of adjusted EPS stands at 13.6%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.15

January - March 2026 Report
Lastly, the Group’s profitability indicators show BBVA's ability to combine higher growth rates and profitability ratios at high levels in a way that differentiates it from the market.

ROE, ROTE AND RORC (PERCENTAGE)

ROA AND RORWA (PERCENTAGE)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.16

January - March 2026 Report
Balance sheet and business activity
During the first quarter of 2026, loans and advances to customers increased by 4.0%, driven by the dynamism of the wholesale segment. Of particular note within this segment was the higher volume of loans to business, which grew by 5.2% at the Group level. Loans to individuals increased by 2.2%, with consumer loans showing greater dynamism, followed by mortgages (4.2% and
1.5%, respectively). All business areas performed well, with Rest of Business standing out.
Customer funds registered an increase of 0.9% so far this year, with slight growth in customer base deposits of 0.5% at the Group level, and 1.5% in off-balance sheet funds.
The other assets/other liabilities figure includes, at the end of March 2026, the assets and liabilities of Garanti Bank SA.,
Motoractive IFN SA., and Motoractive Multiservices, SRL, which have been classified as non-current assets and liabilities held for sale (NCA&L) on the BBVA Group's consolidated balance sheet, once the sale agreement was made public, as already mentioned in the highlights section. Therefore, the loans and advancements to customers and customer base deposits in the Group's tables and charts presented here, unless expressly stated otherwise, exclude those corresponding to the subsidiaries covered by the sale agreement in Romania.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)

	31-03-26	∆ %	31-12-25
Cash, cash balances at central banks and other demand deposits	45,909	(22.0)	58,837
Financial assets held for trading	144,300	17.1	123,185
Non-trading financial assets mandatorily at fair value through profit or loss	11,935	5.9	11,272
Financial assets designated at fair value through profit or loss	998	(0.8)	1,006
Financial assets at fair value through accumulated other comprehensive income	61,937	5.3	58,809
Financial assets at amortized cost	587,499	3.3	568,893
Loans and advances to central banks and credit institutions	34,209	(2.6)	35,113
Loans and advances to customers	478,949	4.0	460,401
Debt securities	74,340	1.3	73,379
Investments in joint ventures and associates	1,022	2.9	994
Tangible assets	9,667	2.0	9,482
Intangible assets	2,935	2.8	2,856
Other assets	28,066	15.8	24,243
Total assets	894,267	4.0	859,576
Financial liabilities held for trading	108,279	17.8	91,917
Other financial liabilities designated at fair value through profit or loss	19,837	7.7	18,417
Financial liabilities at amortized cost	671,801	2.0	658,599
Deposits from central banks and credit institutions	56,099	3.9	53,997
Deposits from customers	505,059	0.5	502,501
Debt certificates	87,564	7.0	81,842
Other financial liabilities	23,080	13.9	20,258
Liabilities under insurance and reinsurance contracts	12,827	0.5	12,760
Other liabilities	20,719	28.8	16,084
Total liabilities	833,463	4.5	797,778
Non-controlling interests	4,534	2.1	4,441
Accumulated other comprehensive income	(18,533)	(1.8)	(18,871)
Shareholders’ funds	74,803	(1.9)	76,228
Total equity	60,804	(1.6)	61,798
Total liabilities and equity	894,267	4.0	859,576
Memorandum item:
Guarantees given	77,047	4.1	74,022

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.17

January - March 2026 Report

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	31-03-26	∆ %	31-12-25
Public sector	27,880	7.6	25,905
Individuals	196,711	2.2	192,524
Mortgages	101,141	1.5	99,606
Consumer	54,078	4.2	51,912
Credit cards	29,552	2.8	28,753
Other loans	11,940	(2.6)	12,253
Business	252,389	5.2	239,922
Non-performing loans	14,635	2.0	14,346
Loans and advances to customers (gross)	491,614	4.0	472,697
Allowances ⁽¹⁾	(12,665)	3.0	(12,297)
Loans and advances to customers	478,949	4.0	460,401
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of March 31, 2026, December 31, 2025 and March 31, 2025 the remaining amount was €60m,
€76m and €101m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)

+4.0%	(1)

        ⁽¹⁾ At constant exchange rates: +3.4%.

CUSTOMER FUNDS (BILLIONS OF EUROS)

+0.9%	(1)

653
727
733
197
224
228
456
503
505
Mar.25
Dec.25
Mar.26
Other customers funds
Deposits from customers

⁽¹⁾ At constant exchange rates: +0.4%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	31-03-26	∆ %	31-12-25
Deposits from customers	505,059	0.5	502,501
Current accounts	364,520	1.1	360,682
Time deposits	123,791	(2.5)	126,938
Other deposits	16,747	12.5	14,881
Other customer funds	228,176	1.7	224,365
Mutual funds and investment companies and customer portfolios ⁽¹⁾	186,014	1.5	183,183
Pension funds	34,604	0.9	34,306
Other off-balance sheet funds	7,558	9.9	6,876
Total customer funds	733,235	0.9	726,866
⁽¹⁾ Includes the customer portfolios in Spain, Mexico, Peru (preliminary data as of 31-03-2026) and Colombia (preliminary data as of 31-03-2026).
6 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
7 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of December 31, 2025.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.18

January - March 2026 Report
Capital and shareholders
Capital base
The BBVA Group's CET1 ratio6 stood at 12.83% as of March 31, 2026, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (8.98%7), and is also above the Group's target management range of 11.5% - 12.0%
of CET1.
Regarding the evolution during the first quarter, the Group’s CET1 increased by 13 basis points with respect to the December level
(12.70%).
Regarding the recurring aspects that impact the ratio, it is worth noting the strong earnings generation during the first quarter, which contributed 75 basis points to the ratio. The provision for dividends and the coupon payments on AT1 instruments (CoCos)
subtracted 40 basis points. Organic growth in risk-weighted assets (RWA) at constant exchange rates, which net of risk transfer initiatives, represents a consumption of 34 basis points, reflecting, once again, the Group's ability to continue reinvesting in new growth.
Meanwhile, among the other impacts whose aggregate has had a positive impact on the ratio (+12 basis point), it is worth highlighting the positive compensatory effect on "Other Comprehensive Income" offsetting the negative impact in the income statement from the loss on the net monetary position recorded in the financial statements of the subsidiaries operating in hyperinflationary economies and the negative effects of the exchange rate and other market variables.

QUARTERLY EVOLUTION OF THE CET1 RATIO

+ 13 bps

(1) Includes, among others, FX, mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the loss on the net monetary position in hyperinflationary economies registered in results.

The AT1 ratio stood at 1.36%, a slight change of -2 basis points compared to December 31, 2025. This change is mainly due to organic growth in RWA and the foreign exchange effect.
8 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of December 31, 2025.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.19

January - March 2026 Report
Meanwhile, the Tier 2 ratio reached 3.11%, not experiencing a significant change (-2 basis points) during the quarter, primarily impacted by the organic growth of the RWA.
As a consequence of the foregoing, the consolidated total capital ratio stood at 17.30% as of March 31, 2026, above the total capital requirements.
Following the latest decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2026,
BBVA Group must maintain at consolidated level a total capital ratio of 13.13%8 and a CET1 capital ratio of 8.98%8, including a
Pillar 2 requirement at consolidated level of 1.62% (a minimum of 0.96% must be satisfied with CET1), of which 0.12% is determined on the basis of the European Central Bank (ECB) prudential provisioning expectations, and must be satisfied by CET1.

CAPITAL RATIOS (PERCENTAGE)

17.30
17.21
17.55
3.11
3.13
3.02
1.36
1.38
1.44
12.83
12.70
13.09
Tier 2
Additional Tier 1
CET1
31-03-26
31-12-25
31-03-25

CAPITAL BASE (MILLIONS OF EUROS)

	31-03-26 ⁽¹⁾	31-12-25	31-03-25
Common Equity Tier 1 (CET1)	52,464	50,446	51,745
Tier 1	58,039	55,934	57,452
Tier 2	12,709	12,431	11,946
Total capital (Tier 1 + Tier 2)	70,748	68,365	69,397
Risk-weighted assets	408,854	397,241	395,352
CET1 ratio (%)	12.83	12.70	13.09
Tier 1 ratio (%)	14.20	14.08	14.53
Tier 2 ratio (%)	3.11	3.13	3.02
Total capital ratio (%)	17.30	17.21	17.55
⁽¹⁾ Preliminary data.
As of March 31, 2026, the leverage ratio stood at 6.18%, which represents an increase of 3 basis points compared to December
2026.

LEVERAGE RATIO

	31-03-26 ⁽¹⁾	31-12-25	31-03-25
Exposure to Leverage Ratio (million euros)	939,628	908,869	827,965
Leverage ratio (%)	6.18	6.15	6.94
⁽¹⁾ Preliminary data.
9 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB ("Single
Resolution Board"). The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication.
10 The subordinated requirement in RWA is 13.50%.
11 Calculated, in accordance with current regulations and supervisory criteria, as of March 31, 2026.
12 The subordinated requirement in LR is 5.66%.
13 The subordination requirement in RWA is 13.50%.
14 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of December 31, 2025.
15 The subordination requirement in leverage ratio is 5.56%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.20

January - March 2026 Report
With respect to the MREL (Minimum Requirement for own funds and Eligible Liabilities) ratios9 achieved as of March 31, 2026, these were 29.63% and 10.30%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 25.92%
and 9.01%, respectively. A summarizing table is shown below:

MREL

	31-03-26 ⁽¹⁾	31-12-25	31-03-25
Total own funds and eligible liabilities (million euros)	61,580	59,277	65,776
Total RWA of the resolution group (million euros)	207,816	205,154	198,078
RWA ratio (%)	29.63	28.89	33.21
Total exposure for the Leverage calculation (million euros)	597,934	580,788	525,772
Leverage ratio (%)	10.30	10.21	12.51
⁽¹⁾ Preliminary data.
As of March 31, 2026, BBVA must maintain a MREL requirement in RWA of 23.13%10, without taking into account the current11 combined buffer requirement (CBR) of 3.72%. In addition, BBVA must also maintain, as of March 31, 2026, a volume of own funds and eligible liabilities in terms of total exposure for calculation of the leverage ratio of 8.59% (the “MREL in LR”)12.
Given the structure of the resolution group's own funds and eligible liabilities, as of March 31, 2026, the Group meets the aforementioned requirements.
On April 14, 2026, the Group announced that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (SRB). According to his communication, BBVA must maintain, as from
April 14, 2025, a new MREL requirement in RWA of 23.94%13, without taking into account the current combined capital buffer requirement (CBR)14 of 3.72%. Additionally, BBVA must maintain, also as of April 14, 2026, a volume of own funds and eligible liabilities in terms of total exposure for the calculation of the leverage ratio of 8.96% (the "MREL in LR")15.
For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.21

January - March 2026 Report
Shareholder remuneration
Cash distributions
The Annual General Shareholders´ Meeting of BBVA held on March 20, 2026, approved, under item 1.3 of the Agenda, a cash distribution against the 2025 results as a final dividend for the 2025 financial year, for an amount equal to €0.60 gross per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2026. Thus, the total amount of cash distributions for the 2025 financial year, taking into account that in November 2025 €0.32 gross per share was distributed, stood at €0.92 gross per share.
Share buyback programs
On December 19, 2025, and after receiving the required authorization from the European Central Bank (hereinafter "ECB"), by means of an Inside Information notice (información privilegiada) BBVA announced that its Board of Directors, at its meeting held on December 18, 2025, had agreed to carry out the execution of a framework share buyback program, all in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and
Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 (the "Regulations"), which will be executed in several tranches for a maximum monetary amount of €3,960 million with the purpose of reducing BBVA's share capital (the "Framework
Program"), without prejudice to the possibility of suspending or terminating the Framework Program early if circumstances warrant. It also announced that the Board of Directors agreed to execute a first tranche of the Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,500 million (the
"First Tranche"). The execution was carried out externally by J.P. Morgan SE.
By means of an Other Relevant Information notice dated March 6, 2026, BBVA announced the completion of the execution of the
First Tranche of the Framework Program, having reached the maximum monetary amount of €1,500 million having acquired, between December 22, 2025 and March 6, 2026, 74,963,302 own shares representing approximately 1.31% of BBVA's share capital on that date.
On March 31, 2026, BBVA notified through an Other Relevant Information notice the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the
Agenda, through the reduction of BBVA’s share capital in a nominal amount of €36,732,017.98 and the consequent redemption, charged to unrestricted reserves, of the 74,963,302 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the First Tranche of the BBVA Framework Program and which were held as treasury shares.
Following the communication dated December 19, 2025, on March 20, 2026, BBVA announced by means of an Inside Information that its Board of Directors, at its meeting held on such day, within the scope of the Framework Program, had agreed to execute a second treasury share buyback program in accordance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million (the "Second Tranche"). The execution was carried out externally through
Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice dated April 17, 2026, BBVA announced the completion of the execution of the
Second Tranche of the Framework Program, having reached the maximum monetary amount of €1,000 million. Between March
23 and April 17, 2026, a total of 52,800,888 own shares, representing approximately 0.94% of BBVA's share capital on that date were acquired. The amortization of such shares is pending execution as of the date of publication of this document.
Additionally, the Board of Directors, at its meeting held on April 29, 2026, agreed to execute a third tranche of the Framework
Program in accordance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,460 million.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.22

January - March 2026 Report

SHARE BUYBACK PROGRAMS CARRIED OUT IN 2025 AND 2026

	Start date	Completion date	Redemption date	Number of shares	% of share capital*	Disbursement (millions of euros)
First program	October 31, 2025	December 10, 2025	December 23, 2025	54,316,765	0.93	993
Second program - 1st Tranche	December 22, 2025	March 6, 2026	March 31, 2026	74,963,302	1.31	1,500
Second program - 2nd Tranche	March 23, 2026	April 17, 2026		52,800,888	0.94	1,000
Total				129,280,120		3,493
*As of the date of the program closure.
As of March 31, 2026, BBVA’s share capital amounted to €2,760,662,645.02 divided into 5,634,005,398 shares.

SHAREHOLDER STRUCTURE (31-03-26)

	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Up to 500	301,063	45.6	54,387,690	1.0
501 to 5,000	284,046	43.0	499,111,221	8.9
5,001 to 10,000	40,838	6.2	286,109,662	5.1
10,001 to 50,000	31,507	4.8	603,280,150	10.7
50,001 to 100,000	2,232	0.3	151,799,826	2.7
100,001 to 500,000	998	0.2	178,107,563	3.2
More than 500,001	258	0.04	3,861,209,286	68.5
Total	660,942	100	5,634,005,398	100
Note: in the case of shares held by investors operating through a custodian entity located outside Spain, only the custodian is counted as a shareholder, as it is the entity registered in the corresponding book-entry register. Therefore, the reported number of shareholders does not include these underlying holders.

Ratings
During the first quarter of 2026, BBVA's rating continued to show its strength, supported by the solidity of its fundamentals.
Following the upgrades recorded in the final stretch of 2025 by the three major agencies, BBVA's ratings remain at high levels with the A category. In this context, it is worth noting that the rating agency DBRS revised its outlook to positive from stable on
February 24, 2026, affirming the rating at A (high), in recognition of the solidity and resilience of the Group's results. For their part,
S&P, Moody's, and Fitch have maintained their respective ratings and outlooks unchanged during the quarter, thus consolidating the perception of BBVA's stability and financial strength, supported by its high profitability and the resilience of its asset quality.
The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS

Rating agency	Long term ⁽¹⁾	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Positive
Fitch	A	F-1	Stable
Moody's	A2	P-1	Stable
Standard & Poor's	A+	A-1	Stable
⁽¹⁾ Ratings assigned to long term senior preferred debt. Additionally, Moody’s, Fitch and DBRS assign A1, A and A (high) rating, respectively, to BBVA’s long term deposits.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.23

January - March 2026 Report
Risk management
At a global level, the persistence of geopolitical tensions has increased uncertainty, representing a potentially significant risk factor. The evolution of these international tensions adds complexity to the global macroeconomic environment, potentially generating additional pressures on inflation, financial conditions, and economic activity. Therefore, the macroeconomic outlook of the geographical areas in which the Group operates could be influenced by the duration and intensity of these factors. In Spain, a moderation of growth is expected compared to the previous year, in a context where the evolution of inflation and interest rates will continue to be relevant, with a sound level of solvency and liquidity in the system. In Mexico, the economic environment remains influenced by the evolution of activity, inflation, and the monetary policy path, with a banking system that continues to show credit growth. Meanwhile, in Turkey, macroeconomic developments remain conditioned by inflation, the management of monetary and fiscal policies, and the volatility of the environment. Lastly, in South America, a heterogeneous performance across countries is expected, in a context of differing trends in growth, inflation, and interest rates.
Within this framework, the Group continuously monitors the evolution of the macroeconomic and geopolitical environment, as well as its potential impact on the evolution of credit risk, in accordance with the applicable accounting and prudential regulations.
Credit risk metrics
The Group periodically reviews its individual estimates and its models for collective estimates of expected losses, as well as the impact of macroeconomic scenarios considered for such purposes. It should be noted that, although these updates incorporate the best information available at the relevant time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility, or with respect to very recent events still underway.
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts as established in IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts. The Group may supplement these expected losses to account for effects that may not be included therein, either because it considers that there are additional risk factors, or to incorporate sectoral particularities or those that may affect a set of operations or borrowers, in accordance with a formal internal process established for this purpose.
In this regard, as of March 31, 2026, the Group has made an adjustment amounting to €98 million, motivated by the high geopolitical uncertainty associated with the conflict in the Middle East, particularly due to its duration and scope.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.24

January - March 2026 Report
BBVA Group's credit risk indicators
The following chart shows the evolution of the Group's risk metrics from the first quarter of 2025:

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)
The evolution of the Group’s main credit risk indicators is summarized below:
–In terms of asset quality, the NPL ratio stood at 2.6% as of March 31, 2026, which is an improvement of 6 basis points compared to the previous quarter, and an improvement of 24 basis points when compared to the end of March 2025, both comparisons driven by the performance of lending, which showed an increase in all business areas.

NON-PERFORMING LOANS (MILLIONS OF EUROS)	PROVISIONS (MILLIONS OF EUROS)

+2.2%	+3.8%

–Credit risk increased by 4.6% in the first quarter of the year (+3.8% at constant exchange rates) with generalized growth in all business areas, and highlighting, in percentage and absolute terms, the variation in Rest of Business. In the last twelve months, the growth has exceeded double digits, standing at 15.7% (+17.9% at constant exchange rates), showing greater dynamism than in the same period of 2025.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.25

January - March 2026 Report
–The balance of non-performing loans increased by 2.2% in the first quarter of 2026 at the Group level, and of 6.1% in year-on year terms (+7.4% at constant exchange rates). At constant exchange rates, the quarterly variation stood at
1.6%, concentrated in Turkey, as a result of the increase in non-performing loans in the retail portfolio, and to a lesser extent, due to growth in South America, mainly in Argentina, whose increases have been mitigated by decreases in Spain and Mexico.
–The NPL coverage ratio ended March 2026 at 86%, which represents an increase of 129 basis points compared to the previous quarter (and growth of 456 basis points compared to the end of March 2025), as a result of higher coverage in
Spain, Mexico and Rest of Business.
–The cost of risk as of March 31, 2026 stood at 1.54%, practically stable compared to the cost of risk at the end of the fourth quarter, with Spain and Mexico stable, and the rest of business areas showing an increase.

CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)

	31-03-26 ⁽²⁾	31-12-25	30-09-25	30-06-25	31-03-25
Credit risk	572,273	547,184	516,896	503,733	494,729
Stage 1	521,734	498,750	470,097	456,385	447,804
Stage 2	35,375	33,597	32,464	32,727	32,629
Stage 3 (non-performing loans)	15,163	14,837	14,335	14,621	14,296
Provisions	13,077	12,604	12,031	11,859	11,677
Stage 1	2,578	2,467	2,450	2,423	2,409
Stage 2	2,155	2,005	1,938	1,864	1,942
Stage 3 (non-performing loans)	8,343	8,133	7,643	7,572	7,326
NPL ratio (%)	2.6	2.7	2.8	2.9	2.9
NPL coverage ratio (%) ⁽³⁾	86	85	84	81	82
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ Figures without considering the classification of non-current assets held for sale (NCA&L) reached from the agreement to sell the Romanian subsidiary of Garanti BBVA.
⁽³⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would have also stood at 86% as of March 31, 2026.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	1Q26 ⁽¹⁾ ⁽²⁾	4Q25	3Q25	2Q25	1Q25
Beginning balance	14,837	14,335	14,621	14,296	14,839
Entries	3,359	3,450	3,600	3,219	2,862
Recoveries	(1,587)	(1,722)	(1,754)	(1,677)	(1,741)
Net variation	1,771	1,729	1,846	1,542	1,122
Write-offs	(1,240)	(1,182)	(1,065)	(957)	(1,329)
Exchange rate differences and other	(205)	(45)	(1,067)	(261)	(335)
Period-end balance	15,163	14,837	14,335	14,621	14,296
Memorandum item:
Non-performing loans	14,709	14,346	13,813	14,131	13,771
Non performing guarantees given	455	491	522	490	526
⁽¹⁾ Preliminary data.
⁽²⁾ Figures without considering the classification of non-current assets held for sale (NCA&L) reached from the agreement to sell the Romanian subsidiary of Garanti BBVA.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.26

January - March 2026 Report
Structural risks
Liquidity and funding
Liquidity and funding management at BBVA is aimed at driving sustained growth of the banking business, through access to a wide variety of alternative sources of funding and assuring optimal term and cost conditions. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail
(granular). As a result of this model, deposits have a high degree of insurance in each geographical area, close to 50% in Spain and
Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. Thus, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €116.4 billion, of which 98% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows a Multiple Point of
Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during the first quarter of 2026 and stood at
141% as of March 31, 2026. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the
LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 165% in BBVA, S.A., 155% in Mexico and 134% in Turkey). Without
considering this restriction, the Group's LCR ratio was 167%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 125% as of March 31, 2026.
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 31-03-26)

	BBVA, S.A.	Mexico	Turkey	South America
LCR	165	155	134	All countries >100
NSFR	116	131	139	All countries >100
During the first quarter of 2026, the conflict in Iran has created an environment of greater uncertainty and volatility in the markets, with central banks maintaining a cautious stance regarding its potential implications.
In this context, BBVA maintains a solid liquidity position across all its geographic areas, with no signs of stress. As previously shown, the main liquidity indicators (LCR, NSFR, and internal metrics) remain at comfortable levels, well above regulatory thresholds. Furthermore, the active and prudent balance sheet management, together with the diversification of funding sources, strengthens the Group's ability to face different scenarios without compromising its liquidity position.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.27

January - March 2026 Report
Apart from the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, maintaining at all times the regulatory liquidity metrics well above the set minimums. During the first quarter of 2026, significant growth has been observed in lending activity, driven primarily by the wholesale segment, within a context of relative decline in deposits.
This development has not put pressure on the liquidity position.
–BBVA Mexico continues to show a solid liquidity position, although the credit gap at constant exchange rates has widened in the first quarter of the year due to the strength of lending.
–In Turkey, Garanti BBVA maintained an adequate liquidity position in the first three months of 2026. Thus, the lending gap has increased due to loans in the Turkish lira. On the other hand, there was an improvement in the foreign currency credit gap due to the growth of deposits, which was driven by the appreciation in gold prices.
–In South America, the liquidity situation has also remained adequate throughout the region in 2026. BBVA Argentina maintains an adequate liquidity position within a context of strong growth in credit to exporters in US dollars, largely supported by growth in dollar deposits as well. On the other hand, stagnation in local currency credit allowed for a reduction in the volume of wholesale deposits during the quarter. In BBVA Colombia, the liquidity situation remains stable with a narrowing credit gap, and deposit growth outpaced lending. At BBVA Peru, the liquidity situation remains solid, with an improved credit gap in both soles and US dollars thanks mainly to the growth of retail deposits.
The main wholesale financing transactions carried out by the BBVA Group during the first quarter 2026 are listed below.

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior non-preferred	Jan-26	1,250	EUR	3.750%	—	Jan-36
	Senior non-preferred	Jan-26	750	EUR	Euribor 3m +55 bps	—	Jan-29
	Senior non-preferred	Mar-26	1,000	USD	4.150%	—	Mar-29
	Senior non-preferred	Mar-26	1,000	USD	5.127%	—	Mar-36
	Senior non-preferred	Mar-26	500	USD	Compounded SOFR + 88 bps	—	Mar-29
In addition, on January 15, 2026, BBVA, S.A. carried out the early redemption of a green AT1 issuance made on July 15, 2020, for a combined nominal amount of €1 billion, a decision that was communicated to market on December 17, 2025. Likewise, on March
24, 2026, BBVA, S.A. carried out the early redemption of a senior preferred bond issuance originally issued on March 24, 2021, for a total aggregate nominal amount of €1 billion, a decision that was disclosed to the market on February 11, 2026.
BBVA Mexico issued senior debt in the local market totaling MXN 15.272 billion (approximately €700 billion) in three tranches: the first for MXN 6.124 billion at a variable rate of TIEE plus 32 basis points with a maturity of 3.5 years, the second for MXN 8,876 billion at a fixed rate of 9.26% with a maturity of ten years, and the third for USD 16 million at a fixed rate of 4.19% with a maturity of 2.5 years. This issuance has been made to renew maturities.
In Turkey, USD 500 billion of senior debt (MTN) has been issued to renew maturities.
It is worth noting that, following the outbreak of the conflict in Iran, both BBVA Peru and BBVA Argentina tapped their local markets, demonstrating the Group's franchises' market access within a complex market environment. Peru carried out a Tier 2 issuance amounting PEN 300 million (approximately €75 million equivalent), while BBVA Argentina completed two senior debt issuances in the local market: one for USD 36.5 million at a rate of 5% and another for ARS 45.457 billion.
16 This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 basis point per quarter for Mexican peso and 2 basis points per quarter for Turkish lira.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.28

January - March 2026 Report
Foreign exchange
Foreign exchange risk management aims to reduce both the sensitivity of the capital ratios to currency movements, as well as the variability of profit attributed to currency movements.
During the quarter, the US dollar showed an irregular performance, depreciating until the end of January, recording a moderate appreciation during February, and finally appreciating sharply in March following the outbreak of the conflict in Iran, closing with an appreciation of 2.2% against the euro. For its part, the Mexican peso appreciated strongly (+2.0% against the euro), while the
Turkish lira depreciated (-1.3% against the euro).

EXCHANGE RATES

	Period-end exchange rates			Average exchange rates
	Currency/Euro	∆ % of the currency against	∆ % of the currency against	Currency/Euro	∆ % of the currency against
	31-03-26	31-03-25	31-12-25	1Q26	1Q25
U.S. dollar	1.1498	(5.9)	2.2	1.1703	(10.1)
Mexican peso	20.7101	6.5	2.0	20.5483	4.6
Turkish lira ⁽¹⁾	51.1433	(19.8)	(1.3)	—	—
Peruvian sol	4.0220	(1.7)	(1.8)	3.9632	(1.8)
Argentine peso ⁽¹⁾	1,603.88	(27.6)	6.9	—	—
Chilean peso	1,071.12	(4.5)	(0.5)	1,036.64	(2.2)
Colombian peso	4,219.72	7.5	4.6	4,325.94	2.0
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
In relation to the hedging of capital ratios, BBVA aims to hedge between 50% and 70% of the capital excess of the currencies of its main subsidiaries. The sensitivity of the Group's CET1 ratio to 10% depreciations in major currencies is estimated at: +12 basis points for the U.S. dollar, -15 basis points for the Mexican peso and -2 basis points for the Turkish lira16. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends, among other factors, on its expected future evolution, the costs and the relevance of the income related to the Group's results as a whole.
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of results (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates.
BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking
Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
Risk measurement is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are especially relevant. These assumptions are reviewed and adapted, at least once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to maintain a moderate risk profile in line with the target set in the changing interest rate cycle environment maintaining positive sensitivity to interest rate rises in net interest income.
17 Structural portfolio managed by the Asset and Liability Committee, designed to mitigate the sensitivity of the balance sheet to interest rate movements.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.29

January - March 2026 Report
The first quarter of 2026 has been influenced by the outbreak of conflict in Iran. Central banks, as well as other market participants, remain cautious about the potential impacts this could have on inflation and growth in different geographic areas. So far, the start of the conflict has led to high volatility and widespread spikes in yields across interest rate curves. In this respect, the valuation of ALCO17 portfolios had a negative performance in 2026.
By geographical areas:
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The exposure of the net interest income to movements in interest rates remains limited. The ECB has kept its interest rates unchanged during the first quarter of 2026. Thus, the benchmark interest rate in the euro area stood at 2.15% at the end of
December 2026, the rate on the deposit facility at 2.00% and the rate on the marginal lending facility at 2.40%.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stands out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest-bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited durations. The monetary policy rate stood at 6.75% at the end of March 2026, 25 basis points below the year-end level for 2025.
–In Turkey, the sensitivity of net interest income to rates remains limited in both local and foreign currencies, thanks to the bank's management, with a low repricing gap between loans and deposits. The Central Bank of the Republic of Turkey
(CBRT) continued its monetary easing process at the beginning of the quarter, supported by improved inflation setting the monetary policy rate at 37.0% in January 2026 (a decrease of 100 basis points since the end of December of the previous year). However, following the outbreak of the conflict in Iran, it took measures to raise the effective funding cost towards the upper bound of the corridor, de facto setting interest rate at 40% in view of geopolitical risk and the effects on inflation.
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a fixed/variable composition stable between assets and liabilities. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark interest rates, in Argentina, the central bank abandoned the official interest rate as a monetary anchor and began to regulate the monetary base using other tools such as setting reserve requirements or intervening in the foreign exchange market for its management. In Colombia, the reference rate stood at 11.25% at the end of March 2026, 200 basis points above the end of 2025. In Peru, the official monetary policy rate closed March 2026 at 4.25%, unchanged with respect to the end of the previous year.

INTEREST RATES (PERCENTAGE)

	31-03-26	31-12-25	30-09-25	30-06-25	31-03-25
Official ECB rate ⁽¹⁾	2.00	2.00	2.00	2.00	2.50
Euribor 3 months ⁽²⁾	2.11	2.05	2.03	1.98	2.44
Euribor 1 year ⁽²⁾	2.57	2.27	2.17	2.08	2.40
USA Federal rates	3.75	3.75	4.25	4.50	4.50
Banxico official rate (Mexico)	6.75	7.00	7.50	8.00	9.00
CBRT (Turkey)	37.00	38.00	40.50	46.00	42.50
⁽¹⁾ Deposit facility.
⁽²⁾ Calculated as the month average.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.30

January - March 2026 Report
Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group on March 31, 2026 is the same as the one presented at the end of
2025.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA
Mexico carries out through its Houston agency.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in
Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina,
Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States,
BBVA’s branches in Asia, as well as the digital banks of the Group in Italy and Germany.
The Corporate Center includes the centralized functions of the Group, including: the costs of the head offices with a corporate function for the consolidated BBVA Group; structural exchange rate positions management; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds related to commitments to employees; goodwill and other intangible assets as well as portfolios and assets' funding. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each interim period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business,
Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not include the wholesale business of the Group in
Venezuela nor the application of the hyperinflation accounting.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, in general, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In relation to the information related to the business areas, in the first quarter of 2026 the Group carried out the reassignment of certain activities. Similarly, mainly as a result of an internal resegmentation process within the countries, certain commercial customers, due to their needs and profile, are managed in CIB in 2026. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for the 2025 financial year have been restated, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.31

January - March 2026 Report
Finally, it should be noted that, as usual, in the case of the different business areas of Mexico, Turkey, South America and Rest of
Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

GROSS INCOME ⁽¹⁾, OPERATING INCOME ⁽¹⁾ AND NET ATTRIBUTABLE PROFIT ⁽¹⁾ BREAKDOWN (PERCENTAGE. 1Q26)

Gross income	Operating income	Net attributable profit

Spain
Mexico
Turkey
South America
Rest of Business
5.5
24.4
15.0
15.8
39.4

⁽¹⁾ Excludes the Corporate Center.

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
1Q26
Net interest income	7,537	1,656	3,136	1,121	1,474	232	7,620	(83)
Gross income	10,652	2,653	4,274	1,712	1,626	595	10,860	(208)
Operating income	6,604	1,759	2,956	1,033	950	355	7,054	(450)
Profit (loss) before tax	4,722	1,575	2,064	666	561	300	5,166	(443)
Net attributable profit (loss)	2,989	1,095	1,453	263	249	236	3,295	(305)
1Q25
Net interest income	6,398	1,598	2,767	701	1,232	188	6,487	(88)
Gross income	9,324	2,518	3,705	1,267	1,439	435	9,364	(40)
Operating income	5,762	1,703	2,557	690	797	246	5,992	(230)
Profit (loss) before tax	4,348	1,538	1,847	453	507	230	4,576	(228)
Net attributable profit (loss)	2,698	1,012	1,329	158	214	180	2,893	(195)
General note: 2025 balances have been restated due to the reorganization of certain activities effective January 2026. These changes do not affect the Group’s consolidated financial statements.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.32

January - March 2026 Report

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center ⁽¹⁾	Deletions	NCA&L ⁽²⁾
31-03-26
Loans and advances to customers	478,949	195,110	101,835	56,952	53,644	75,432	482,974	539	(1,785)	(2,779)
Deposits from customers	505,059	248,520	99,308	65,433	56,996	38,048	508,304	2,063	(2,114)	(3,194)
Off-balance sheet funds	228,176	118,976	72,169	26,823	9,454	755	228,176	—	—	—
Total assets/ liabilities and equity	894,267	474,365	185,748	94,215	81,103	95,249	930,680	28,837	(65,249)	—
RWAs	408,854	117,752	83,745	74,171	59,235	49,627	384,530	24,324	—	—
31-12-25
Loans and advances to customers	460,401	192,959	97,259	53,745	51,235	66,418	461,618	361	(1,578)	—
Deposits from customers	502,501	251,430	93,855	62,984	53,375	40,932	502,577	2,001	(2,077)	—
Off-balance sheet funds	224,365	119,535	69,533	26,290	8,271	736	224,365	—	—	—
Total assets/ liabilities and equity	859,576	458,090	182,654	90,702	76,624	88,354	896,424	28,969	(65,817)	—
RWAs	397,241	119,734	82,746	71,551	55,912	46,853	376,796	20,445	—	—
General note: Balances highlighted in grey have been revised.
⁽¹⁾ Excluding deletions.
⁽²⁾ Non-current assets and liabilities held for sale of Garanti Bank SA, Motoractive IFN SA and Motoractive Multiservices, SRL, subsidiaries of Garanti BBVA in Romania.

NUMBER OF EMPLOYEES, BRANCHES AND ATMS

Employees	Branches	ATMs

Spain
Mexico
Turkey
South America
Rest
124,741
127,174
126,877
29,085
29,479
29,456
47,329
47,745
47,667
22,724
23,311
23,376
23,769
24,511
24,152
1,834
2,128
2,226
Mar.25
Dec.25
Mar.26

5,733
5,642
5,565
1,880
1,871
1,871
1,693
1,635
1,601
925
913
913
1,204
1,192
1,149
31
31
31
Mar.25
Dec.25
Mar.26

30,484
31,015
30,768
4,642
4,620
4,618
14,508
14,381
14,222
6,120
6,766
6,745
5,192
5,227
5,161
22
21
22
Mar.25
Dec.25
Mar.26

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.33

January - March 2026 Report
Spain
Highlights for the period January - March 2026
–Investment growth, driven by business and consumer lending
–Favorable performance of recurring revenues and NTI
–Improvement of NPL ratio and NPL coverage ratio
–Year-on-year growth in net attributable profit, which remains above €1 billion

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION COMPARED TO 31-12-25)

+1.2%
-1.3%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

OPERATING INCOME (MILLIONS OF EUROS)

+3.3%

1,703
1,719
1,597
1,642
1,759
1Q25
2Q25
3Q25
4Q25
1Q26

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+8.1%

1,012
1,111
988
1,029
1,095
1Q25
2Q25
3Q25
4Q25
1Q26

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.34

January - March 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q26	∆ %	1Q25 ⁽¹⁾
Net interest income	1,656	3.6	1,598
Net fees and commissions	605	3.5	584
Net trading income	295	20.0	246
Other operating income and expenses	97	8.4	89
Of which: Insurance activities	107	3.3	103
Gross income	2,653	5.4	2,518
Operating expenses	(894)	9.7	(815)
Personnel expenses	(495)	14.8	(431)
Other administrative expenses	(297)	1.9	(292)
Depreciation	(102)	10.2	(93)
Operating income	1,759	3.3	1,703
Impairment on financial assets not measured at fair value through profit or loss	(165)	19.4	(139)
Provisions or reversal of provisions and other results	(18)	(28.1)	(26)
Profit (loss) before tax	1,575	2.4	1,538
Income tax	(480)	(8.7)	(525)
Profit (loss) for the period	1,096	8.1	1,013
Non-controlling interests	(1)	3.2	(1)
Net attributable profit (loss) excluding non-recurring impacts	1,095	8.1	1,012

Balance sheets	31-03-26	∆ %	31-12-25 ⁽¹⁾
Cash, cash balances at central banks and other demand deposits	11,503	(42.3)	19,929
Financial assets designated at fair value	134,513	12.2	119,910
Of which: Loans and advances	51,501	18.8	43,346
Financial assets at amortized cost	268,949	2.1	263,437
Of which: Loans and advances to customers	195,110	1.1	192,959
Inter-area positions	52,706	9.1	48,288
Tangible assets	2,692	(1.0)	2,718
Other assets	4,003	5.1	3,808
Total assets/liabilities and equity	474,365	3.6	458,090
Financial liabilities held for trading and designated at fair value through profit or loss	95,873	15.8	82,785
Deposits from central banks and credit institutions	37,671	8.9	34,582
Deposits from customers	248,520	(1.2)	251,430
Debt certificates	59,147	11.0	53,300
Inter-area positions	—	—	—
Other liabilities	17,679	(15.1)	20,822
Allocated regulatory capital	15,474	2.0	15,171

Relevant business indicators	31-03-26	∆ %	31-12-25
Performing loans and advances to customers under management ⁽²⁾	193,253	1.2	190,943
Non-performing loans	6,597	(2.4)	6,759
Customer deposits under management ⁽¹⁾⁽²⁾	234,205	(1.8)	238,447
Off-balance sheet funds ⁽¹⁾⁽³⁾	118,976	(0.5)	119,535
Risk-weighted assets ⁽¹⁾	117,752	(1.7)	119,734
RORWA ⁽⁴⁾	3.7		3.4
Efficiency ratio (%)	33.7		33.3
NPL ratio (%)	2.9		3.0
NPL coverage ratio (%)	69		67
Cost of risk (%)	0.34		0.34
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.35

January - March 2026 Report
Macro and industry trends
The dynamism of economic activity has remained solid during the fourth quarter of 2025 and forward-looking growth expectations continue to be favorable according to the information available for the first months of 2026. The advance in employment and private consumption, the recovery in investment, and the resilience of service exports are expected to continue supporting activity throughout the year. The fiscal support measures adopted to overcome the effects of the conflict in Iran, together with the acceleration of European recovery funds and the increase in defense spending, could also continue to boost domestic demand.
Nevertheless, BBVA Research maintains its forecast of a gradual moderation in growth for 2026 to 2.4%, compared to the 2.8%
observed the previous year. The context of geopolitical instability and protectionism at a global level, the limited advances in productivity, and supply restrictions in key sectors such as housing, energy and infrastructure would explain this deceleration. For its part, headline inflation rebounded in March to 3.4%, after standing at 2.3% in the first 2 months of the year, as a consequence of the increase in fuel prices. It is expected to remain above 3% until mid-2026 and moderate slightly thereafter to close the year at 2.7%.
As for the banking system, with data at the end of February 2026, the volume of credit to the private sector grew by 3.9% year-on-
year, with higher growth in the portfolios of credit to households (+4.8%) than in credit to non-financial companies (+2.9%).
Customer deposits grew by 6.3% year-on-year in February 2026, due to an 8.0% increase in demand deposits, which more than offsets the reduction of 2.6% in time deposits. The NPL ratio stood at 2.7% in January 2026, 62 basis points lower than in January of last year. It should also be noted that the system maintains comfortable levels of solvency and liquidity.
Activity
The most relevant aspects related to the area's activity during the first quarter of 2026 were:
–Lending activity increased by 1.2% compared to the end of December, favored mainly by the performance of credit to companies (+2.7%), followed by consumer lending (+2.6%).
–Regarding asset quality, the NPL ratio stood at 2.9%, with a decrease of 11 basis points compared to the end of
December, driven by the evolution of activity and the decrease of non-performing loans, concentrated in mortgages. In addition, there was a strong portfolio dynamism and portfolio sales carried out in the quarter, contributing to an increase in the NPL coverage ratio by 190 basis points in the quarter, to 69% at the end of March 2025.
–Total customer funds decreased overall by 1.3% in the first quarter of 2026, affected by the traditional seasonality of the quarter, which involves a reduction in customer deposits, mainly due to lower time deposit balances (-7.7%) and a negative market effect on off-balance sheet funds which causes them to show a reduction compared to the end of the previous year (-0.5%).
Results
Spain generated a net attributable profit of €1,095 million in the first quarter of 2026, which is 8.1% above the result achieved in the same period of 2025, driven by the evolution of recurring revenues and NTI.
The most relevant aspects of the year-on-year evolution of the area's income statement at the end of March 2026 were:
–Net interest income grew by 3.6%, supported by the higher contribution from the securities portfolio and higher lending balances.
–Net fees and commissions grew by 3.5% compared to the same period of the previous year, driven primarily by the performance of asset management fees and those from the relationship with wholesale customers.

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January - March 2026 Report
–Net Trading Income (NTI) recorded a growth of 20.0% compared to that achieved in the first quarter of the previous year, favored by the performance of the insurance portfolio and portfolio sales made in the quarter.
–The other operating income and expenses line performed favorably, with a growth of 8.4% as a result of the favorable performance of the insurance business.
–Operating expenses increased by 9.7% compared to the first quarter of 2025, due to both higher general expenses
(mainly in technology) and personnel expenses, the latter reflecting the impact of the voluntary redundancies in the first quarter of 2026.
–The impairment on financial assets increased by 19.4%, primarily due to the different dynamics of the macroeconomic scenarios between both periods, in a context of greater uncertainty in the current environment. Meanwhile, the cumulative cost of risk at the end of March 2026 remained stable compared to December 2025 and the quarterly total, standing at 0.34%.
–Finally, the income tax line includes the accrual corresponding to the first quarter of 2026, of the tax on net interest income and net fees and commissions that have amounted to approximately €81 million, in line with the €85 million euros accrued in the same period of the previous year.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.37

January - March 2026 Report
Mexico
Highlights for the period January - March 2026
–Growth in lending, driven by the momentum of the wholesale segment
–Good performance of all components of gross income
–Favorable evolution in the insurance business
–Quarterly net attributable profit stands at high levels and above the previous quarter

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-25)

+2.6%
+2.4%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+10.5%	(1)

2,675
2,732
2,785
2,945
2,956
1Q25
2Q25
3Q25
4Q25
1Q26

⁽¹⁾ At current exchange rate: 15.6%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+4.5%	(1)

1,390
1,340
1,372
1,438
1,453
1Q25
2Q25
3Q25
4Q25
1Q26

⁽¹⁾ At current exchange rate: 9.3%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.38

January - March 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q26	∆ %	∆ % ⁽¹⁾	1Q25 ⁽²⁾
Net interest income	3,136	13.3	8.3	2,767
Net fees and commissions	648	11.2	6.3	583
Net trading income	286	29.8	24.0	220
Other operating income and expenses	204	51.0	44.6	135
Gross income	4,274	15.4	10.3	3,705
Operating expenses	(1,318)	14.8	9.8	(1,148)
Personnel expenses	(607)	9.9	5.1	(553)
Other administrative expenses	(588)	20.7	15.3	(487)
Depreciation	(123)	13.7	8.6	(108)
Operating income	2,956	15.6	10.5	2,557
Impairment on financial assets not measured at fair value through profit or loss	(883)	27.0	21.4	(696)
Provisions or reversal of provisions and other results	(9)	(36.4)	(39.3)	(14)
Profit (loss) before tax	2,064	11.7	6.8	1,847
Income tax	(611)	17.8	12.6	(518)
Profit (loss) for the period	1,453	9.3	4.5	1,329
Non-controlling interests	(0)	8.6	3.8	(0)
Net attributable profit (loss)	1,453	9.3	4.5	1,329

Balance sheets	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	9,434	(9.4)	(11.2)	10,417
Financial assets designated at fair value	59,481	(1.1)	(3.0)	60,136
Of which: Loans and advances	5,691	(12.7)	(14.4)	6,523
Financial assets at amortized cost	109,712	4.0	2.0	105,494
Of which: Loans and advances to customers	101,835	4.7	2.7	97,259
Tangible assets	2,097	0.8	(1.2)	2,081
Other assets	5,024	11.0	8.9	4,525
Total assets/liabilities and equity	185,748	1.7	(0.3)	182,654
Financial liabilities held for trading and designated at fair value through profit or loss	30,966	(5.0)	(6.8)	32,584
Deposits from central banks and credit institutions	6,058	0.5	(1.5)	6,028
Deposits from customers	99,308	5.8	3.8	93,855
Debt certificates	12,506	7.2	5.1	11,664
Other liabilities	25,327	(7.9)	(9.7)	27,507
Allocated regulatory capital	11,584	5.2	3.1	11,015

Relevant business indicators	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25
Performing loans and advances to customers under management ⁽³⁾	102,274	4.6	2.6	97,744
Non-performing loans	2,788	(1.0)	(2.9)	2,817
Customer deposits under management ⁽³⁾	98,391	4.9	2.8	93,817
Off-balance sheet funds ⁽⁴⁾	72,169	3.8	1.8	69,533
Risk-weighted assets	83,745	1.2	(0.7)	82,746
RORWA ⁽¹⁾⁽⁵⁾	7.0			6.0
Efficiency ratio (%)	30.8			30.5
NPL ratio (%)	2.6			2.7
NPL coverage ratio (%)	129			124
Cost of risk (%)	3.45			3.31
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.39

January - March 2026 Report
Macro and industry trends
The Mexican economy has shown a better-than-expected performance in the last quarter of 2025, thanks to the support of private consumption and the services sector. The forecasted recovery for investment and the manufacturing sector, in a context of lower-
than-anticipated trade tariffs, a more contained fiscal adjustment, and a certain dynamism in exports linked to the technology sector, should contribute to boosting growth in the coming quarters. All in all, BBVA Research places the expected GDP growth for
2026 at 1.8%, six tenths above what was anticipated in the previous scenario and one percentage point higher than the observed in
2025 (0.8%). For its part, the headline inflation has increased slightly in the first two months of 2026, standing at 4.6% in March and potentially closing the year at 3.9%. The interest rate forecast remains unchanged: the expected price and activity environment anticipates an additional cut, establishing 6.5% as the target level for 2026.
Regarding the banking system, with data at the end of February 2026, the volume of credit to the non-financial private sector loans by 5.5% year-on-year in nominal terms. Generalized growth is observed in all the main portfolios: 11.5% for consumer credit, 5.0%, for mortgage loans, and 2.8% for business loans. The growth of total deposits (demand and time deposits) is slightly higher than the credit growth (+6.2% year-on-year in February 2026), with greater dynamism in time deposits (+7.8%) than in demand deposits (+5.3%). For its part, the NPL ratio stood at 2.46% in February 2026, and capital indicators remained comfortable.
Unless expressly stated otherwise, all the comments below on rates of variation, for both activity and results, will be given at constant exchange rate. These rates, together with variations at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity in the first quarter of 2026 were:
–During the quarter, lending activity grew by 2.6%, with more notable growth in the wholesale portfolio (+3.6%), driven by the dynamism of business lending. Meanwhile, the retail portfolio grew at a slower pace, 1.7%, showing some deceleration compared to the previous quarter, which had been boosted by year-end sales campaigns promoting consumer credit and credit cards.
–With regard to the asset quality indicators, the NPL ratio stood at 2.6% as of the end of March 2026, which represents a decrease of 15 basis points compared to the end of December. This improvement was mainly explained by the stronger business activity and the reduction in non-performing balances due to lower entries in both retail and wholesale, positively impacting the NPL coverage ratio, which stood at 129% as of the end of March 2026, which represents an increase of 5 percentage points compared to the end of December.
–Customer deposits under management were 2.4% above the December balances, originated from the evolution of customer deposits (+2.8%). For its part, off-balance sheet funds grew by 1.8%.
Results
BBVA Mexico achieved a net attributable profit of €1,453 million at the end of March 2026, which represents a year-on-year growth of 4.5%, explained mainly by the favorable evolution of net interest income and supported by the evolution of fees, NTI and the insurance business.
The most relevant aspects of the year-on-year evolution in the income statement as of the end of March 2026 are summarized below:
–Net interest income increased by 8.3%, mainly driven by higher lending volumes and favored by lower funding costs.
–Net fees and commissions grew by 6.3%, mainly as a result of the higher revenues from asset management, and those associated with wholesale operations (administration and advisory).
–The contribution from NTI increased by 24.0% fundamentally due to higher results from Global Markets.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.40

January - March 2026 Report
–The other operating income and expenses line item recorded an increase of 44.6%, favored by the strong performance of the insurance business.
–Operating expenses grew by 9.8%, mainly due to the increase in overhead costs (technology expenses and advertising expenses) and, to a lesser extent, higher personnel expenses.
–Loan-loss provisions increased by 21.4%, with higher portfolio requirements supported by growth and a greater weight in retail portfolios. Thus, the cumulative cost of risk at the end of March 2026 increased to 3.45%, stable compared to the previous quarter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.41

January - March 2026 Report
Turkey
Highlights for the period January - March 2026
–Growth in lending activity in the quarter was boosted by loans in Turkish lira
–Positive performance of recurring revenues
–Greater negative adjustment for hyperinflation
–Favorable evolution of the net attributable profit

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-25)

+6.9%
+4.9%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+49.8%

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+66.1%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.42

January - March 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q26	∆ %	∆ % ⁽¹⁾	1Q25 ⁽²⁾
Net interest income	1,121	59.9	93.4	701
Net fees and commissions	565	2.7	26.9	549
Net trading income	146	18.2	42.3	124
Other operating income and expenses	(120)	11.6	(31.2)	(107)
Gross income	1,712	35.1	79.5	1,267
Operating expenses	(679)	17.6	42.1	(577)
Personnel expenses	(395)	18.6	44.7	(333)
Other administrative expenses	(218)	17.8	43.9	(185)
Depreciation	(66)	11.5	23.4	(59)
Operating income	1,033	49.8	117.1	690
Impairment on financial assets not measured at fair value through profit or loss	(352)	50.2	85.1	(234)
Provisions or reversal of provisions and other results	(16)	n.s.	n.s.	(2)
Profit (loss) before tax	666	46.9	135.6	453
Income tax	(354)	33.8	65.6	(265)
Profit (loss) for the period	312	65.2	n.s.	189
Non-controlling interests	(49)	60.5	280.1	(31)
Net attributable profit (loss)	263	66.1	n.s.	158

Balance sheets	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	9,593	5.9	6.7	9,061
Financial assets designated at fair value	8,133	62.3	63.9	5,010
Of which: Loans and advances	19	7.4	8.8	18
Financial assets at amortized cost	71,519	(0.7)	0.3	72,047
Of which: Loans and advances to customers	56,952	6.0	7.1	53,745
Tangible assets	2,047	7.5	8.3	1,905
Other assets	2,922	9.0	9.9	2,680
Total assets/liabilities and equity	94,215	3.9	4.9	90,702
Financial liabilities held for trading and designated at fair value through profit or loss	1,868	10.5	9.0	1,690
Deposits from central banks and credit institutions	3,317	(6.9)	(6.2)	3,565
Deposits from customers	65,433	3.9	5.0	62,984
Debt certificates	7,270	(3.1)	(1.9)	7,502
Other liabilities	6,937	21.2	22.0	5,726
Allocated regulatory capital	9,390	1.7	2.9	9,235

Relevant business indicators	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25
Performing loans and advances to customers under management ⁽³⁾	56,115	5.7	6.9	53,080
Non-performing loans	3,130	12.0	13.5	2,793
Customer deposits under management ⁽³⁾	65,356	4.5	5.6	62,535
Off-balance sheet funds ⁽⁴⁾	26,823	2.0	3.4	26,290
Risk-weighted assets	74,171	3.7	4.9	71,551
RORWA ⁽⁵⁾	1.7			1.4
Efficiency ratio (%)	39.6			44.4
NPL ratio (%)	4.1			3.9
NPL coverage ratio (%)	74			76
Cost of risk (%)	2.53			1.94
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances with no significant impacts. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds and pension funds.
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
18 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) are calculated based on local activity data and refer only refer to Garanti Bank and therefore exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.43

January - March 2026 Report
Macro and industry trends
Economic activity has remained resilient during the last quarter of 2025 thanks to the contributions of private consumption and the services sector, which allowed economic growth for the full year to stand at 3.6%. The conflicts in the Middle East represent significant risk factors for the Turkish economy given its proximity to the conflict zone, upward pressures on energy prices, the reduction in tourism, and the associated financial instability. For 2026, BBVA Research maintains its forecast of a slight improvement in growth to rates of 4%, conditioned on the duration and intensity of the conflict and the internal management of monetary and fiscal policies. Regarding the price environment, headline inflation has remained close to 31% in the first three months of 2026 (30.9% in March) and, although it is expected to gradually decelerate as the year progresses and the crisis in the
Middle East is resolved, it could close the year at 28.5% (3.5 points higher than in the previous scenario). This could facilitate looser monetary conditions and a reduction in benchmark interest rates to levels of 35% (3 points above the previous scenario), compared to 37% in March.
The Turkish banking system continues to be affected by the impact of inflation. The total volume of credit in the system increased by 55.1% year-on-year at the end of February 2026, similar to the previous months. The stock of credit continues to be driven by consumer credit and credit card portfolios (+47.4% year-on-year) and especially by corporate lending (+59.6% year-on-year).
Total deposits maintained the strength of recent months and grew by 40.9% year-on-year at the end of February 2026, with greater growth in dollar deposits (+63.13%) than in lira deposits (+29.4%). Dollarization of the system increased slightly to 39.5%
in February 2025, from 34.2% a year earlier. As for the system's NPL ratio, it increased slightly in February 2026 to 2.81%. For their part, capital indicators remained at comfortable levels at the same date.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of March 31, 2026 is used, reflecting the strong depreciation by the Turkish lira in the last twelve months. Likewise, the balance sheet, Risk-Weighted Assets (RWA) and the equity are affected. Additionally, the activity, results, and relevant management indicators of the area include, on an ongoing basis, the contribution of the subsidiaries in Romania included in the sale agreement described in the "Highlights" section.
Activity18
The most relevant aspects related to the area’s activity in the first quarter of 2026 were:
–Lending activity (performing loans under management) increased by 6.9% (below the quarterly inflation rate, placed at
10.0%), mainly driven by the growth in Turkish lira loans (+7.1%), as dollar loans remained stable (+0.2%). Within Turkish lira loans, credit cards, consumer loans, and business loans continued to drive growth.
–In terms of asset quality, the NPL ratio increased by 25 basis points compared to the figure as of the end of December to
4.1%, mainly as a result of the increase in non-performing loans, in the retail portfolios, partially offset by sales of impaired loans and recoveries. On the other hand, the NPL coverage ratio recorded a decrease of 246 basis points during the quarter, affected by the increase in NPL inflows, standing at 74% as of March 31, 2026.
–In the positive evolution of customer funds during the quarter (+4.7%), the growth in Turkish lira time deposits stood out
(+6.4%), more than offsetting the decline in demand deposits in local currency. Meanwhile, US dollar deposits increased by 2.9%, with growth in both demand and time deposit balances.

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January - March 2026 Report
Results
Turkey reached a net attributable profit of €263 million during the first quarter of 2026, which compares very favorably with the result achieved in the same period of the previous year, as a result mainly of the good performance of recurring revenues in banking business (net interest income and net fees and commissions).
As mentioned above, the year-on-year comparison of the accumulated income statement at the end of March 2026 at current exchange rate is affected by the depreciation of the Turkish lira over the past twelve months (-19.8%), with a less pronounced drop in the quarter (-1.3%). To isolate this effect, the highlights of the results of the first quarter of 2026 at constant exchange rates are summarized below:
–Net interest income grew year-on-year, mainly driven by the dynamism of lending activity and by the improvement of the
Turkish lira customer spread. In addition, the central bank has increased the remuneration of certain Turkish lira reserves since February 2025 and a decrease in the cost of wholesale funding.
–Net fees and commissions recorded a significant increase, driven by the solid performance in fees and commissions associated with payment methods, followed by those related to asset management, insurances, guarantees and brokerage activity, which compensated the increase in fees paid for payroll acquisitions.
–Increase in NTI, originating from higher results in Global Markets and derivatives, partially offset by higher losses from the foreign exchange positions.
–The other operating income and expenses line had a balance of €-120 million, which compares favorably with the same period of the previous year. This line incorporates, among others, the loss on the net monetary position, together with its partial offset by the income derived from inflation-linked bonds (CPI linkers). Considering current exchange rate, the net impact of both effects was more negative at the end of the first quarter of 2026, compared with the same period of 2025.
This line item also includes the results of certain subsidiaries of Garanti BBVA and the performance of the insurance business, whose contribution was increased in both cases.
–Operating expenses continued to grow, mainly due to increased fixed employee remuneration linked to a salary review in the context of high inflation. On the other hand, general expenses also increased, highlighting the technology expenses.
–Regarding the impairment on financial assets, higher provisions were recorded, which is explained by the growth of the activity and higher requirements in retail portfolios. Meanwhile, the cumulative cost of risk as of March 31, 2026 stood at
2.53%, with an increase of 7 basis points compared to the quarterly cost of risk of the previous quarter.
–The line item for provisions and other results closed March 2026 at €-16 million, reflecting an unfavorable evolution compared to the same period of the previous year, due to higher provisions for risks and contingent commitments.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.45

January - March 2026 Report
South America
Highlights for the period January - March 2026
–Growth in lending activity and customer funds
–Favorable evolution of the net interest income in Argentina, Colombia and Peru
–Greater adjustment for hyperinflation compared to March 2025
–Year-on-year increase in the area's net attributable profit, driven by Colombia

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-25)

+2.6%
+5.5%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+19.1%	(1)

⁽¹⁾ At constant exchange rates: +34.5%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+16.3%	(1)

⁽¹⁾ At constant exchange rates: +33.8%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.46

January - March 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q26	∆ %	∆ % ⁽¹⁾	1Q25 ⁽²⁾
Net interest income	1,474	19.7	33.4	1,232
Net fees and commissions	263	15.7	30.1	227
Net trading income	145	(23.0)	(12.6)	188
Other operating income and expenses	(256)	23.1	35.2	(208)
Gross income	1,626	13.0	26.6	1,439
Operating expenses	(677)	5.4	17.0	(642)
Personnel expenses	(307)	10.2	23.4	(278)
Other administrative expenses	(310)	0.6	12.2	(308)
Depreciation	(60)	8.1	12.1	(55)
Operating income	950	19.1	34.5	797
Impairment on financial assets not measured at fair value through profit or loss	(371)	25.2	36.4	(297)
Provisions or reversal of provisions and other results	(18)	n.s.	n.s.	6
Profit (loss) before tax	561	10.6	27.1	507
Income tax	(170)	15.4	35.7	(147)
Profit (loss) for the period	391	8.6	23.6	360
Non-controlling interests	(142)	(2.7)	9.1	(146)
Net attributable profit (loss)	249	16.3	33.8	214

Balance sheets	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	8,279	2.6	(0.1)	8,073
Financial assets designated at fair value	11,665	10.0	7.5	10,602
Of which: Loans and advances	248	(16.4)	(20.1)	297
Financial assets at amortized cost	57,431	5.8	3.8	54,283
Of which: Loans and advances to customers	53,644	4.7	2.8	51,235
Tangible assets	1,241	8.0	7.4	1,149
Other assets	2,486	(1.2)	(6.3)	2,517
Total assets/liabilities and equity	81,103	5.8	3.6	76,624
Financial liabilities held for trading and designated at fair value through profit or loss	2,531	4.2	0.2	2,430
Deposits from central banks and credit institutions	3,383	(11.6)	(12.6)	3,826
Deposits from customers	56,996	6.8	4.6	53,375
Debt certificates	4,112	2.4	0.4	4,015
Other liabilities	6,692	17.3	14.2	5,707
Allocated regulatory capital	7,389	1.6	(0.6)	7,271

Relevant business indicators	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25
Performing loans and advances to customers under management ⁽³⁾	52,857	4.5	2.6	50,566
Non-performing loans	2,497	7.9	5.7	2,314
Customer deposits under management ⁽⁴⁾	56,996	6.8	4.6	53,375
Off-balance sheet funds ⁽⁵⁾	9,454	14.3	11.3	8,271
Risk-weighted assets	59,235	5.9	3.7	55,912
RORWA ⁽⁶⁾	2.7			2.1
Efficiency ratio (%)	41.6			44.4
NPL ratio (%)	4.2			4.0
NPL coverage ratio (%)	90			92
Cost of risk (%)	2.76			2.50
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Excluding repos and including specific marketable debt securities.
⁽⁵⁾ Includes mutual funds and customer portfolios in Colombia and Peru.
⁽⁶⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.47

January - March 2026 Report

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit (loss)
Country	1Q26	∆ %	∆ % ⁽¹⁾	1Q25	1Q26	∆ %	∆ % ⁽¹⁾	1Q25
Argentina	241	9.9	n.s.	220	27	(45.9)	n.s.	50
Colombia	218	43.0	40.2	152	78	137.6	133.0	33
Peru	330	7.6	9.6	306	81	(2.6)	(0.8)	83
Other countries ⁽²⁾	160	34.9	35.8	119	62	31.3	32.1	47
Total	950	19.1	34.5	797	249	16.3	33.8	214
⁽¹⁾ At constant exchange rates.
⁽²⁾ Chile (Forum), Uruguay, Venezuela and Brazil. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	31-03-26	31-12-25	31-03-26	31-12-25	31-03-26	31-12-25
Performing loans and advances to customers under management ⁽¹⁾⁽²⁾	9,142	8,723	18,473	18,146	19,860	19,426
Non-performing loans ⁽¹⁾	622	458	808	831	870	896
Customer deposits under management ⁽¹⁾⁽³⁾	10,966	10,786	20,056	19,474	21,693	20,442
Off-balance sheet funds ⁽¹⁾⁽⁴⁾	2,853	2,229	3,311	3,123	3,289	3,141
Risk-weighted assets	12,115	10,501	20,112	19,171	20,202	19,856
RORWA ⁽⁵⁾	1.5	1.8	1.7	0.8	3.5	3.1
Efficiency ratio (%)	49.3	51.5	39.9	46.3	38.7	38.9
NPL ratio (%)	6.3	4.9	4.1	4.3	3.6	3.7
NPL coverage ratio (%)	79	84	86	88	103	99
Cost of risk (%)	7.84	5.67	1.99	2.19	1.51	1.67
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios (in Colombia and Peru preliminary data as of March 31, 2026).
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during the first quarter of the year 2026 have been:
–Lending activity registered a positive variation of 2.6%, mainly supported by the dynamism of commercial loans (+2.9%), and consumer finance (+3.9%, as a whole).
–With regard to the quality of the credit, the area's NPL ratio stood at 4.2%, which represents an increase of 12 basis points compared to the previous quarter, due to the performance of Argentina and Chile. For its part, the NPL coverage ratio for the area was 90%, representing a decrease of 206 basis points compared to the end of December, with a generalized declines across the board except Peru.
–Customer funds under management increased at a rate of 5.5%, with growth of 4.6% in customer deposits and a variation of 11.3% in off-balance sheet funds.
19 At current rates, that is, the impact of exchange rate fluctuations on the profit and loss account is not excluded.

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January - March 2026 Report
South America generated a net attributable profit of €249 million in the first quarter of 2026, which represents a year-on-year growth of 16.3% at current exchange rates, favored mainly by the improvement in net attributable profit in Colombia.
Meanwhile, the impact of the adjustment for hyperinflation of subsidiaries domiciled in Argentina stands out, which implies, among other effects, the recording of the loss on the monetary position in the item "Other operating income and expenses" in the income statement. This impact amounted to €147 million in the period January - March 2026, above the €117 million recorded in the period January - March 2025.
More detailed information on the most representative countries of the business area is provided below.
Argentina
Macro and industry trends
The economic recovery has continued in the fourth quarter of 2025, led by the improvement in the primary sectors, raising GPD growth for the full year to 4.4%. For 2026, BBVA Research maintains its forecast of a gradual deceleration to rates of 3%, with investment and exports driving growth. Regarding the price environment, upside surprises in inflation during the first months of
2026 (in March it stood at 32.6%) raise the forecast for the overall rate at year-end to 29%, 15 points above the previous scenario.
The banking system is growing at a rapid pace, although the inflation control entails that the credit and deposit volume growth is more moderate than in previous quarters. With data at the end of March 2026, total lending increased by 56.8% compared to
March 2025, favored by consumer, corporate and, above all, mortgage portfolios, which grew by 45%, 59% and 172% year-on-
year, respectively. For their part, deposits have increased and at the end of March recorded a year-on-year growth of 64%. Finally, the NPL ratio has rebounded due to the growth in household credit defaults, standing at 6.4% at the end of January 2026.
Activity and results
–In the first quarter of 2026, performing loans under management grew by 4.8%, below the quarterly inflation rate
(+8,7%). At the end of March 2026, the NPL ratio stood at 6.3%, an increase of 136 basis points compared to the end of
December 2025, mainly due to retail portfolio NPL entries affecting the NPL coverage ratio, which stood at 79%, below the level recorded at the end of December 2025.
–Customer funds grew by 6.2%, with mutual funds showing a notable growth of 28.0%.
–Regarding the evolution of the income statement19, the cumulative net attributable profit at the end of March 2026 stood at €27 million, with growth in recurring revenue offset by lower NTI and a greater impact for hyperinflation compared to the end of March 2025. An 89.3% increase was observed in provisions for impairment in financial assets due to higher requirements in the retail portfolio, partly affected by a larger portfolio volume. Meanwhile, the quarterly cost of risk stood at 7.84%, which represents a decrease of 4 basis points compared to the cost of risk in the last quarter of the previous year.
Colombia
Macro and industry trends
Household consumption and public spending have continued to support economic activity the last months of 2025, with GDP growth standing at 2.6% for that year. BBVA Research maintains its growth forecast for 2026 at 2.8% supported by domestic demand and with a better performance of activity during the first half of the year. The increase in the minimum wage largely explains the persistence of inflationary pressures and the restrictive tone of monetary policy. Headline inflation could close 2026 at 6.5%, compared to 5.6% in March, and interest rates at 12.25% (11.25% in March).

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January - March 2026 Report
Total credit growth in the banking system stood at 9.1% year-on-year in February 2026, with growth across all portfolios. Thus, corporate lending, mortgage lending, and consumer lending portfolios showed year-on-year growth rates of 8.5%, 11.8% and
8.5%, respectively in February 2026. On the other hand, total deposits grew by 12,9% year-on-year at the end of February 2026, with a performance marked by the growth in demand deposits. Thus, demand and time deposits grew by 16.1% and 8.9% year-on-
year respectively. The system's NPL ratio has improved in the last few months, standing at 3.87% in February 2026, 83 basis points below the figure for the same month of the previous year.
Activity and results
–Lending activity grew at a rate of 1.8% compared to the end of 2025, favored by the performance of the corporate banking segment. In terms of asset quality indicators, with respect to the end of 2025: the NPL ratio stood at 4.1%, representing a decrease of 21 basis points with respect to the previous quarter, continuing the positive trend of recent quarters. On the other hand, coverage stood at 86%, with a decrease of 266 basis points compared to the previous quarter.
–Customer funds grew by 3.4% compared to the end of 2025, with a 3.6% increase in time deposits, 2.4% in the case of demand deposits and 6.0% in the case of off-balance sheet funds.
–The cumulative net attributable profit at the end of March 2026 stood at €78 million, that is, 137.6% higher than at the result at the end of the same period of the previous year (at current exchange rates), driven by the growth in recurring income and lower loan-loss provisions due to reduced requirements in the retail portfolio. For its part, the cumulative cost of risk stood at 1.99% at the end of March 2026, down 10 basis points in the quarter.
Peru
Macro and industry trends
Economic activity continued to show a relatively good performance in the last quarter of 2025, supported by private consumption and investment, placing GDP growth for the full year at 3.4%. For 2026, BBVA Research forecasts a deceleration in growth to rates
2.9%, two tenths below what was expected in the previous scenario. Even though domestic demand remains dynamic and gold and copper prices are favorable, the recent deterioration in weather conditions, the restriction in the local fuel supply, and internal political uncertainty will limit GDP growth. For its part, inflation is expected to moderate gradually throughout the year, after the rebound in March, when it reached 3.8% to close the year at levels of 2.6%. The moderation in growth and price could control anticipate stability in interest rates at the current level of 4.25%.
Total lending in the Peruvian banking system increased by 4.4% year-on-year in February 2026, with positive growth in all portfolios. Thus, the consumer credit portfolio grew by 10.3% year-on-year, the mortgage portfolio increased by 6.9% and the corporate loan portfolio by 1.6% year-on-year. For its part, the system's total deposits registered a year-on-year growth of 8.0% in
February 2026, thanks to the 12.7% growth in demand deposits and recovery in time deposits to -1.1% year-on-year. Finally, the system's NPL ratio continued on a downward trend, reaching a rate of 3.11% in February 2026.
Activity and results
–Lending activity grew by 2.2% compared to the end of December 2025, with business loans increasing by 1.9%, followed by consumer finance at 4.4%. Regarding the asset quality indicators, the NPL ratio decreased compared to the end of
December 2026 (-19 basis points) placing at 3.6%, reflecting continued strong recovery performance and contained entries. Meanwhile, the NPL coverage ratio was 103%, which represents an increase of 359 basis points compared to the end of December, supported by the reduction in non-performing loans. For its part, the cost of risk at the end of March
2026 stood at 1.51%, an increase of 10 basis points compared to the cost of risk at the end of the last quarter of 2025.
–Customers funds under management increased during the first quarter of 2026 (+5.9%), mainly due to the favorable performance in customer base deposits (+6.1%).

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January - March 2026 Report
–BBVA Peru's cumulative attributable profit stood at the end of March 2026 at €81 million, that is, in line with the results achieved in the first quarter of the precious year (€83 million). During the period, a growth in net interest income was observed, associated with a higher profitability of the loan portfolio, as well as higher fees and results from the Global
Markets unit included in NTI. Operating expenses increased due to higher general expenses, particularly in advertising and technology, as well as higher personnel costs due to the expansion of the workforce. Meanwhile, an increase in the level of impairments and higher charges to provisions for contingent commitments were observed, which compare with the releases of the previous year.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.51

January - March 2026 Report
Rest of Business
Highlights for the period January - March 2026
–Dynamic lending activity, with growth in all geographical areas driven by Corporate Lending and Project
Finance
–Favorable performance of recurring revenues
–Positive evolution of the efficiency ratio
–Double-digit growth in net attributable profit

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-25)

+12.6%
-7.4%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+50.7%	(1)

⁽¹⁾ At current exchange rates: +44.7%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+36.0%	(1)

⁽¹⁾ At current exchange rates: +30.9%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.52

January - March 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q26	∆ %	∆ % ⁽¹⁾	1Q25 ⁽²⁾
Net interest income	232	23.2	27.0	188
Net fees and commissions	201	46.6	51.5	137
Net trading income	161	48.4	56.5	109
Other operating income and expenses	0	(60.9)	(60.9)	1
Gross income	595	36.7	41.8	435
Operating expenses	(239)	26.2	30.3	(189)
Personnel expenses	(120)	19.2	23.7	(101)
Other administrative expenses	(108)	35.5	39.0	(80)
Depreciation	(11)	22.9	25.7	(9)
Operating income	355	44.7	50.7	246
Impairment on financial assets not measured at fair value through profit or loss	(51)	168.8	182.3	(19)
Provisions or reversal of provisions and other results	(4)	n.s.	n.s.	3
Profit (loss) before tax	300	30.7	35.9	230
Income tax	(64)	30.1	35.3	(50)
Profit (loss) for the period	236	30.9	36.0	180
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	236	30.9	36.0	180

Balance sheets	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	7,545	(34.7)	(36.1)	11,559
Financial assets designated at fair value	2,612	35.5	33.9	1,928
Of which: Loans and advances	2,007	48.3	46.1	1,354
Financial assets at amortized cost	84,390	13.6	12.7	74,292
Of which: Loans and advances to customers	75,432	13.6	12.6	66,418
Inter-area positions	—	—	—	—
Tangible assets	251	(3.9)	(5.3)	261
Other assets	451	43.9	42.8	314
Total assets/liabilities and equity	95,249	7.8	6.7	88,354
Financial liabilities held for trading and designated at fair value through profit or loss	772	1.0	(1.1)	764
Deposits from central banks and credit institutions	5,074	(2.1)	(2.7)	5,181
Deposits from customers	38,048	(7.0)	(7.6)	40,932
Debt certificates	1,908	6.0	5.0	1,800
Inter-area positions ⁽³⁾	42,316	29.8	27.9	32,593
Other liabilities ⁽³⁾	1,616	(14.1)	(15.1)	1,882
Allocated regulatory capital	5,516	6.0	5.0	5,202

Relevant business indicators	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25
Performing loans and advances to customers under management ⁽⁴⁾	75,507	13.6	12.6	66,457
Non-performing loans	152	(0.4)	(0.4)	153
Customer deposits under management ⁽⁴⁾	38,048	(7.0)	(7.6)	40,932
Off-balance sheet funds ⁽⁵⁾	755	2.6	2.6	736
Risk-weighted assets	49,627	5.9	4.9	46,853
RORWA ⁽¹⁾⁽⁶⁾	2.0			1.7
Efficiency ratio (%)	40.2			49.0
NPL ratio (%)	0.1			0.2
NPL coverage ratio (%)	197			172
Cost of risk (%)	0.30			0.15
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Revised balances in 2025.
⁽⁴⁾ Excluding repos.
⁽⁵⁾ Includes pension funds.
⁽⁶⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.53

January - March 2026 Report
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the first quarter of 2026 were:
–Lending (performing loans under management) recorded a growth of 12.6%, continuing the upward trend seen in recent quarters. Balanced growth was observed in all geographical areas, driven by the activity of Corporate Lending and Project
Finance.
–On the other hand, compared to the end of December, the NPL ratio decreased by 2 basis points and remains at 0.1%, helped by the positive momentum of activity and the stability of non-performing loans, while the NPL coverage ratio increased to 197% supported by increased coverage on certain customers.
–Customer funds under management decreased by 7.4%, mainly driven by customer deposits in New York and Asia (CIB).
Results
Rest of Business achieved a net attributable profit of €236 million during 2026, 36.0% higher than in the same period of the previous year, favored by the evolution of the recurring revenues and the NTI, which more than offset the increase in operating expenses and loan-loss provisions.
In the year-on-year evolution of the main lines of the area's income statement at the end of March 2026, the following was particularly noteworthy:
–Net interest income grew by 27.0% as a result of increased activity volume, particularly in investment banking, as well as transactional business.
–Net fees and commissions had an excellent performance and increased by 51.5%, thanks to issuance activity in the primary debt market and relevant operations in project finance and corporate loans. By geographical area, fee generation was primarily concentrated in Europe and the United States.
–NTI grew by 56.5%, benefiting from the contribution of Europe and, to a lesser extent, Asia and the United States.
–Increase in operating expenses of 30.3% mainly explained by higher expenses in Europe due to new hires and investment in strategic projects.
–The impairment on financial assets line at the end of March 2026 recorded a balance of €-51 million, a figure which is higher than in the same period of the previous year, mainly originated in higher provisions linked to specific exposures in the United States and Europe. Meanwhile, the cost of risk at the end of March increased by 6 basis points compared to the cost of risk of the last quarter of 2025, reaching 0.30%, as a result of the increase in the portfolio and partly due to higher provisions for individual customers in the United States portfolio.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.54

January - March 2026 Report
Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q26	∆ %	1Q25 ⁽¹⁾
Net interest income	(83)	(6.4)	(88)
Net fees and commissions	(25)	21.8	(21)
Net trading income	(118)	n.s.	61
Other operating income and expenses	18	128.0	8
Gross income	(208)	n.s.	(40)
Operating expenses	(242)	27.1	(190)
Personnel expenses	(277)	35.3	(205)
Other administrative expenses	91	32.9	69
Depreciation	(56)	3.5	(54)
Operating income	(450)	95.3	(230)
Impairment on financial assets not measured at fair value through profit or loss	4	n.s.	(1)
Provisions or reversal of provisions and other results	3	(18.6)	4
Profit (loss) before tax	(443)	94.7	(228)
Income tax	145	271.1	39
Profit (loss) for the period	(298)	58.2	(189)
Non-controlling interests	(7)	6.9	(7)
Net attributable profit (loss)	(305)	56.5	(195)

Balance sheets ⁽¹⁾	31-03-26	∆ %	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	501	(2.9)	516
Financial assets designated at fair value	6,932	2.9	6,737
Of which: Loans and advances	—	—	—
Financial assets at amortized cost	4,777	15.2	4,146
Of which: Loans and advances to customers	539	49.3	361
Inter-area positions	568	n.s.	—
Tangible assets	1,838	(0.9)	1,855
Other assets	14,221	(9.5)	15,714
Total assets/liabilities and equity	28,837	(0.5)	28,969
Financial liabilities held for trading and designated at fair value through profit or loss	230	64.7	139
Deposits from central banks and credit institutions	3,876	2.2	3,793
Deposits from customers	2,063	3.1	2,001
Debt certificates	2,987	(23.2)	3,888
Inter-area positions	—	(100.0)	398
Other liabilities	8,230	69.8	4,847
Allocated regulatory capital	(49,353)	3.0	(47,895)
Total equity	60,804	(1.6)	61,798
⁽¹⁾ Excluding deletions.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
Results
The Corporate Center recorded in the first quarter of 2026 a net attributable loss of €305 million, representing a deterioration of
56.5% compared to the €-195 million recorded in the previous year. The evolution of this aggregate is largely explained by the negative NTI registered at the end of March 2026, originating from exchange rate hedges. Additionally, operating expenses include the impact of voluntary redundancies in the first quarter of 2026.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.55

January - March 2026 Report
Additional pro forma information: Corporate & Investment Banking
Highlights for the period January - March 2026
–Lending continues to show steady growth
–Positive evolution of recurring revenues
–Strength of gross income in all business divisions
–Increase in net attributable profit in the quarter
–

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-25)

+9.3%
-5.4%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

RECURRING REVENUES / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+24.4%	(1)

1,328
1,246
1,396
1,357
1,652
1Q25
2Q25
3Q25
4Q25
1Q26

⁽¹⁾ At current exchange rates: +17.0%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+24.2%	(1)

⁽¹⁾ At current exchange rates: +17.5%.
The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.

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January - March 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q26	∆ %	∆ % ⁽¹⁾	1Q25 ⁽²⁾
Net interest income	1,018	21.5	29.9	838
Net fees and commissions	473	30.4	34.6	362
Net trading income	714	5.7	11.3	676
Other operating income and expenses	(20)	61.7	66.6	(12)
Gross income	2,185	17.2	23.8	1,864
Operating expenses	(533)	18.1	21.9	(451)
Personnel expenses	(245)	10.0	14.2	(222)
Other administrative expenses	(248)	25.0	28.8	(199)
Depreciation	(40)	32.6	33.1	(30)
Operating income	1,652	17.0	24.4	1,413
Impairment on financial assets not measured at fair value through profit or loss	(14)	(45.4)	(42.4)	(26)
Provisions or reversal of provisions and other results	—	(98.2)	(98.2)	16
Profit (loss) before tax	1,638	16.9	24.3	1,402
Income tax	(461)	18.8	26.6	(388)
Profit (loss) for the period	1,177	16.1	23.4	1,014
Non-controlling interests	(94)	1.8	15.3	(92)
Net attributable profit (loss)	1,083	17.5	24.2	922
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the punctual exchange rate as of March 31, 2026.

Balance sheets	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	10,862	(28.1)	(29.3)	15,106
Financial assets designated at fair value	152,171	16.6	16.0	130,559
Of which: Loans and advances	56,383	24.6	24.5	45,254
Financial assets at amortized cost	166,717	7.8	7.0	154,718
Of which: Loans and advances to customers	139,215	7.5	6.7	129,459
Inter-area positions	—	—	—	—
Tangible assets	258	(4.1)	(5.5)	269
Other assets	4,915	35.0	35.8	3,640
Total assets/liabilities and equity	334,923	10.1	9.4	304,292
Financial liabilities held for trading and designated at fair value through profit or loss	111,655	14.2	13.8	97,798
Deposits from central banks and credit institutions	42,852	2.6	2.3	41,780
Deposits from customers	102,810	(2.8)	(3.5)	105,751
Debt certificates	15,563	13.1	12.6	13,766
Inter-area positions	43,911	59.5	56.1	27,535
Other liabilities	3,353	(3.9)	(4.2)	3,490
Allocated regulatory capital	14,779	4.3	3.5	14,171

Relevant business indicators	31-03-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Performing loans and advances to customers under management ⁽³⁾	139,185	10.1	9.3	126,424
Non-performing loans	582	(3.8)	(3.0)	605
Customer deposits under management ⁽³⁾	95,618	(3.0)	(3.6)	98,567
Off-balance sheet funds ⁽⁴⁾	2,506	(43.0)	(44.5)	4,394
Efficiency ratio (%)	24.4			26.9
⁽¹⁾ At constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
20 The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.

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January - March 2026 Report
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of March 31, 2026 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators. When making comments referring to
Europe in this area, Spain is excluded.
Activity
The most relevant aspects related to the area's activity in the first quarter of 2026 were:
–Lending stood at the end of March 2026, 9.3% above the balance at December 31, 2025, continuing the upward trend of recent quarters. Growth was observed in both transactional banking and Investment Banking & Finance, driven primarily by the performance of the countries compromising the Rest of Business area, particularly the United States and Asia.
–Customer funds decreased by -5.4% during the first quarter of the year 2026, mainly in Rest of Business and Spain.
Results
CIB generated a net attributable profit of €1,083 million in 202620. Excluding the impact of currency fluctuations, this result represents a 24.2% increase over the previous year, which reflects again the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.
All business divisions posted double-digit revenue growth: Global Markets with good behavior in all its products, particularly in currency, interest rates and equities; Global Transaction Banking (GTB), thanks to the positive evolution of recurring revenues, mainly net interest income; excellent results in IB&F, with relevant operations that have generated commission income and a positive evolution of net interest income. All business divisions showed growth in net attributable profit to shareholders.
The most relevant aspects of the year-on-year income statement evolution of this aggregate as of end of March 2026 are summarized below:
–Net interest income increased by 29.9%, thanks to the continued growth of the portfolio both in 2025 and in the first quarter of 2026, in both GTB and IB&F. By geographical areas, Spain and Rest of Business showed the strongest growth.
–Net fees and commissions recorded an increase of 34.6%, driven primarily by increased activity in primary debt issuance in Global Markets, as well as by the strong performance of Project Finance, Corporate Lending in IB&F, and guarantee activity associated with Working Capital and Trade Finance in GTB. Geographically, Spain and the Rest of Business
deserve special mention for their performance.
–Growth in the NTI line (+11.3%) was driven by commercial activity, with significant performance in currency, interest rates, and equity. Rest of Business, Turkey, and Mexico showed the strongest performance compared to the same period last year.
–Operating expenses grew by 21.9% driven by higher personnel expenses, associated with strategic plans and new capacities, as well as increased spending in technology. However, the efficiency ratio stood at 24.4% at the end of March, an improvement of 37 basis points compared to 2025, thanks to the strong boost in gross income.
–The impairment on financial assets line recorded a provision of €-14 million, mainly originating in the United States and
Europe, which represents an improvement compared to the provisions made in the same period of the previous year.
21 With the exception of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.

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January - March 2026 Report
Alternative Performance Measures
(APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group
also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information.
These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority
(ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the
European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Constant exchange rates
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency21 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
During the year 2025 and the first quarter of 2026, there were no corporate transactions, non-recurring impacts or other types of adjustments for management purposes that determine a net attributable profit or a profit for the period different from those disclosed in the Consolidated Financial Statements. For this reason, as there are no differences between the Consolidated
Financial Statements and the consolidated management results statement, no reconciliation is presented for the periods disclosed in this report. For the same reason, the Group does not present among its Alternative Performance Measures shown below an adjusted profit for the period nor an adjusted net attributable profit, neither does it present the profitability ratios derived from them: that is, adjusted ROE, adjusted ROTE, adjusted RORC, adjusted ROA and adjusted RORWA.

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January - March 2026 Report
Regarding the consideration of the sale of the subsidiaries in Romania in the Alternative Performance Measures presented below, these have been calculated on a continuity basis, that is, without taking into account the classification of these companies as
NCA&L on the Group's consolidated balance sheet.
Profitability and efficiency ratios
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds
(above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.

ROE

			Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
Numerator (Millions of euros)	=	Net attributable profit (loss) annualized	12,123	10,511	10,942
Denominator (Millions of euros)	+	Average shareholders' funds	76,962	75,270	73,767
	+	Average accumulated other comprehensive income	(18,320)	(18,147)	(16,998)
	=	ROE	20.7%	18.4%	19.3%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average intangible assets" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
22 The target fully loaded CET1 ratio considered for the purposes of this metric has been placed at 12%, at the top of the Group's established target management range of 11.5-12.0% of CET1.

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January - March 2026 Report
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

ROTE

			Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
Numerator (Millions of euros)	=	Net attributable profit (loss) annualized	12,123	10,511	10,942
Denominator (Millions of euros)	+	Average shareholders' funds	76,962	75,270	73,767
	+	Average accumulated other comprehensive income	(18,320)	(18,147)	(16,998)
	-	Average intangible assets	2,882	2,596	2,502
	=	ROTE	21.7%	19.3%	20.2%
RORC
The RORC (return on regulatory capital) measures the return on regulatory capital necessary to meet the CET1 fully loaded target ratio22. It is calculated as follows:

Net attributable profit (loss)
Average regulatory capital of the Group
Explanation of the formula: The numerator is the net attributable profit (loss), described above. The denominator is the average regulatory capital of the Group, defined as the Risk Weighted Assets multiplied by the CET1 fully loaded target ratio plus regulatory deductions plus the perimeter differences between regulatory and accounting own funds less Solvency minority interests. If the described metric is presented on a date prior to the end of the year, the numerator will be presented on an annualized basis.
Relevance of its use: this metric is generally used in the banking sector.

RORC

			Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
Numerator (Millions of euros)	=	Net attributable profit (loss) annualized	12,123	10,511	10,942
Denominator (Millions of euros)	=	Average regulatory capital of the Group	51,076	49,736	49,945
	=	RORC	23.7%	21.1%	21.9%
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets

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January - March 2026 Report
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
Numerator (Millions of euros)	Profit (loss) for the period annualized	12,931	11,126	11,690
Denominator (Millions of euros)	Average total assets	909,553	817,040	791,521
=	ROA	1.4%	1.4%	1.5%
RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
Numerator (Millions of euros)	Profit (loss) for the period annualized	12,931	11,126	11,690
Denominator (Millions of euros)	Average RWA	406,365	397,508	402,812
=	RORWA	3.2%	2.8%	2.9%
Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income

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January - March 2026 Report
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses)
plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Relevance of its use: this ratio is generally used in the banking sector.

EFFICIENCY RATIO

			Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
Numerator (Millions of euros)	+	Operating expenses	4,049	14,332	3,562
Denominator (Millions of euros)	+	Gross income	10,652	36,931	9,324
	=	Efficiency ratio	38.0%	38.8%	38.2%
Other ratios
Earnings (loss) per share
The earnings (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

EARNINGS (LOSS) PER SHARE

			Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
(Millions of euros)	+	Net attributable profit (loss)	2,989	10,511	2,698
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	113	397	100
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	2,876	10,114	2,598
Denominator (millions) ⁽¹⁾	+	Weighted average number of shares of the period	5,708	5,762	5,763
	-	Average treasury shares of the period	9	9	11
	-	Share buyback program (average)	40	5	—
	=	Earnings (loss) per share (euros)	0.51	1.76	0.45
⁽¹⁾ Earnings per share is calculated using the weighted average number of ordinary shares outstanding during the period, taking into account the impact of share buybacks and redemptions of shares.
Additionally, for management purposes, the adjusted earnings (loss) per share is presented.

ADJUSTED EARNINGS (LOSS) PER SHARE

			Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
Numerator (millions of euros)	=	Net attributable profit (loss) ex. CoCos remuneration	2,876	10,114	2,598
Denominator (millions) ⁽¹⁾	+	Number of shares	5,634	5,709	5,763
	-	Treasury shares	9	10	12
	-	Shares buyback program ⁽²⁾	21	7	—
	=	Adjusted earnings (loss) per share (euros)	0.51	1.78	0.45
⁽¹⁾ Adjusted earnings per share is calculated using the number of ordinary shares outstanding at the end of each period, net of treasury shares.
⁽²⁾ For the period January - March 2026, the Buyback Program includes the shares acquired between March 23 and 31, 2026, corresponding to the Second Tranche of the Second Share buyback program.

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January - March 2026 Report
Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding net of treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares, net of own shares (treasury shares) and net of the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

BOOK VALUE PER SHARE

			31-03-26	31-12-25	31-03-25
Numerator (Millions of euros)	+	Shareholders' funds	74,803	76,228	73,025
	+	Accumulated other comprehensive income	(18,533)	(18,871)	(17,948)
Denominator (Millions of shares) ⁽¹⁾	+	Number of shares	5,634	5,709	5,763
	-	Treasury shares	9	10	12
	-	Share buyback program ⁽²⁾	53	73	—
	=	Book value per share (euros / share)	10.10	10.19	9.58
⁽¹⁾ Book value per share is calculated using the number of ordinary shares outstanding at the end of each period, net of treasury shares.
⁽²⁾ As of March 31, 2026, includes all shares repurchased under the second tranche of the second share buyback program, which began on March 23, 2026 and was completed on April 17, 2026.
Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding net of treasury shares
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet and additionally, the "Intangible Assets" of subsidiaries in Romania classified as
NCA&L are considered. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding, net of own shares (treasury shares) and net of the shares corresponding to share buyback programs which are deducted from the shareholders' funds. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.
23 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.

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January - March 2026 Report

TANGIBLE BOOK VALUE PER SHARE

			31-03-26	31-12-25	31-03-25
Numerator (Millions of euros)	+	Shareholders' funds	74,803	76,228	73,025
	+	Accumulated other comprehensive income	(18,533)	(18,871)	(17,948)
	-	Intangible assets	2,952	2,856	2,492
Denominator (Millions of shares) ⁽¹⁾	+	Number of shares	5,634	5,709	5,763
	-	Treasury shares	9	10	12
	-	Share buyback program ⁽²⁾	53	73	—
	=	Tangible book value per share (euros / share)	9.57	9.69	9.14
⁽¹⁾ Tangible book value per share is calculated using the number of ordinary shares outstanding at the end of each period, net of treasury shares.
⁽²⁾ As of March 31, 2026, includes all shares repurchased under the second tranche of the second share buyback program, which began on March 23, 2026 and was completed on April 17, 2026.
Credit risk indicators
In order to more accurately reflect the evolution of the Group's credit risk, BBVA updated in 2025 the definition of the risk indicators presented here, including them to the business model whose objective is to receive contractual cash flows and sale of the financial assets.
In this context, the indicators incorporate, in both the numerator and the denominator, loans and advances classified at fair value with changes in other comprehensive income, managed under a Held to Collect and Sell business model, together with the assets at amortized cost and the corresponding contingent risk.
This update allows risk metrics to more accurately represent the credit risk actually managed, avoiding distortions that do not respond to a deterioration of risk, but to strategic balance sheet management decisions.
Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
Non-performing loans are calculated as the sum of “loans and advances at amortized cost”, "the fair value loan portfolio through other comprehensive income" and the “contingent risk” in stage 323 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
The credit risk balance is calculated as the sum of "loans and advances at amortized cost", "the fair value loan portfolio through other comprehensive income" and "contingent risk" in stage 1 + stage 2 + stage 3 of the previous counterparts.

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January - March 2026 Report
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

NON-PERFORMING LOANS (NPLS) RATIO

		31-03-26	31-12-25	31-03-25
Numerator (Millions of euros)	NPLs	15,163	14,837	14,296
Denominator (Millions of euros)	Credit Risk	572,273	547,184	494,729
=	Non-Performing Loans (NPLs) ratio	2.6%	2.7%	2.9%
NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
Provisions understood as the value adjustments associated with loans and advances to customers at amortized cost and fair value with changes in other comprehensive income, together with the provisions associated with contingent risks, of the counterparties included in the non-performing loans balance.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL COVERAGE RATIO

		31-03-26	31-12-25	31-03-25
Numerator (Millions of euros)	Provisions	13,077	12,604	11,677
Denominator (Millions of euros)	NPLs	15,163	14,837	14,296
=	NPL coverage ratio	86%	85%	82%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.66

January - March 2026 Report
Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses
(accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" and the "fair value loan portfolio through other comprehensive income" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost and the fair value loan portfolio through other comprehensive income portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

COST OF RISK

		Jan.-Mar.2026	Jan.-Dec.2025	Jan.-Mar.2025
Numerator (Millions of euros)	Loan-loss provisions annualized	7,386	6,115	5,558
Denominator (Millions of euros)	Average loans to customers (gross)	479,565	439,525	426,100
=	Cost of risk	1.54%	1.39%	1.30%

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.67

January - March 2026 Report
Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the
“safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”,
“expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates, geopolitical tensions and tariff policies; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes;
(6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our
ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-
looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.68

January - March 2026 Report
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 30, 2026	By:	/s/ MªÁngeles Peláez Morón

	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting